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03050466

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAY 08 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3664 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/7/03

"Building Our Business

Annual Report 2002


Legal & General

Financial Highlights

ACHIEVED PROFITS BASIS	**2002**	2001
Operating profit before tax*	**£695m**	£747m
Contribution from new business	**£281m**	£244m
Shareholders' funds	**£5,061m**	£4,994m
Dividend cover**	**1.7**	2.1
MODIFIED STATUTORY SOLVENCY BASIS		
Operating profit before tax*	**£493m**	£493m
Shareholders' funds	**£3,184m**	£2,877m
Dividend cover**	**1.2**	1.4
Worldwide New Business Annual Premium Equivalent (APE)***	**£906m**	£801m
New institutional funds	**£14.0bn**	£13.2bn
Funds under management	**£116.3bn**	£117.5bn

* From continuing operations ** Based on operating profit after tax *** Annual Premium Equivalent (APE) is total new annual premiums +10% of single premiums

'02	906
'01	801
'00	630
'99	628
'98	494

WORLDWIDE NEW BUSINESS APE (£m)

'02	4.78
'01	4.67
'00	4.32
'99	3.79
'98	3.32

DIVIDEND PER SHARE (pence)
RESTATED FOR 2002 RIGHTS ISSUE

'02	14.0
'01	13.2
'00	12.7
'99	13.1
'98	11.3

NEW INSTITUTIONAL FUNDS (£bn)

…to Drive Shareholder Value"

The cornerstones on which our business is built are our financial strength, our reputation, our relationships with stakeholders and the competitiveness of our products in the marketplace. With these in place, business success can follow and shareholder value can be created. This Annual Report highlights our drive for shareholder value and introduces shareholders to some of the customers and partners with whom we work, and also to some of the Legal & General people who are proud to be building the future of our business.

Building relationships. Ours is a people business – people who convert our vision into action, partners and distributors who recommend us and customers who select us as their provider of choice. These relationships are central to our business.

Building a reputation. We are proud of our reputation. We are proud that our customers can trust us to deliver and we are proud of our commitment to operate with the highest standards of integrity. We will not compromise on these essential principles: our reputation must never be jeopardised.

Building competitive advantage. In a competitive marketplace, the advantages which can deliver outperformance are always hard won. Our superior financial strength, our distinctive brand values and our leadership in many markets have become important elements of the competitive advantage we possess today. Now secured, these advantages will be both defended and reinforced.

Building on our strengths. From focus comes strength and we are a focused company. The UK is a large marketplace and we are large within it. We have not only the experience and the expertise but also the capacity for further success. We believe that by being strong today, we can be stronger still tomorrow.

Building for the future. Customers coming to Legal & General are thinking about the future. Whatever the appropriate solution – be it a savings vehicle or a form of life or property protection – customers are making decisions about the kind of future they want for themselves and their dependants. Our ambition is to fulfil our customers' expectations, their plans and their hopes for the future.

Building

Chairman's Statement



Rob Margetts, Chairman

"OUR TOTAL SHAREHOLDER RETURN HAS OUTPERFORMED THE SECTOR AVERAGE FOR THE THIRD YEAR RUNNING."

Despite difficult market conditions in 2002, Legal & General once more made good progress.

Our proven strategy, to which we remain committed, has again delivered. We achieved above market growth in our core UK life and pensions business and, at the same time, delivered record levels of new business value added. Good profit growth was also achieved by Legal & General Investment Management and by our General Insurance business. Supported by a financial position recognised as being amongst the strongest in our industry, Legal & General is well placed to deliver further profitable growth.

Results

Our worldwide new business Annual Premium Equivalent (APE) grew by 13% in 2002, to a new record of £906m. The strongest growth was achieved in our UK individual business. Here, the continued support of both independent intermediaries and our network of strategic alliances and business partners enabled us to achieve growth of 26%. The market, by contrast, failed to grow at all during 2002. We have, over the last seven years, achieved compound new UK individual business growth of over 25% per annum. This remarkable record of organic growth has enabled us to grow our market share by three full percentage points in only four years, from 4.8% in 1998 to 7.8% in 2002.

Your Board is pleased by both the rate of new business growth we have achieved in difficult market conditions and the profitability with which this business has been written. Our disciplined approach to pricing enabled the value added from UK life and pensions new business as a percentage of APE to reach 35% in 2002, up from 31% in 2001 and 27% in 2000.

The statutory profits from Legal & General Investment Management, now the largest manager of UK pension funds, grew by 22% to £50m, despite the difficult equity market conditions. Our General Insurance business also delivered an excellent result, with profits growing by 24% to £46m.

Countering these encouraging profit achievements have been two significant negative items. The first concerns our book of annuity business and the second the poor performance of equities in 2002.

Following a draft report on potential improvements in future mortality by an actuarial advisory body, the Continuous Mortality Investigation Bureau, we have concluded that it would be prudent to increase the reserves we hold for future annuity obligations. The increase we have made in these reserves is the main reason why operating profit on the Achieved Profits basis was lower in 2002 than in 2001.

Further down the profit statement, our pre-tax performance has been adversely affected by the severe falls seen in the major global equity markets during 2002. We believe that many equity markets offer good value currently and we have been selective buyers of the UK equity market in recent months.

Rights Issue and Dividend Recommendation

Your Board was encouraged by the support we received both from shareholders and in the media in response to last year's £788m Rights Issue. That the Rights were taken up in respect of over 95% of the shares offered, was particularly pleasing. Supported by the funds raised in the Rights Issue, the Board is confident that Legal & General can both ride out the current market turbulence, which has adversely affected a number of our competitors, and deliver further profitable market share growth in the years ahead.

Your Board's confidence in the future prospects for our business is evidenced by our decision to recommend a 2.5% increase

Relationships

"Our partnership with Legal & General has not only met all of its objectives, but continues to grow from strength to strength."

ANDY KUIPERS,
SALES AND MARKETING DIRECTOR, NORTHERN ROCK

efit of all our stakeholders



"Our Partnership Agreement with Amicus has helped the business to be both more effective and more competitive. That's good for all our stakeholders."

LAINE MACLEAN, HUMAN RESOURCES DIRECTOR (UK OPERATIONS)

nicus partnership
gal & General's partnership with nicus operates at all levels of the ganisation. There are monthly eetings between Human Resource anagers and Amicus representatives discuss issues such as Health and fety; remuneration; working practices d local consultation.

e Group Chief Executive briefs union presentatives from around the UK d staff representatives from Europe least annually, and holds regular eetings with senior full-time Amicus ecutives. Legal & General has been rtunate both in its full-time employee ion representatives, one of whom has w progressed to being a member of the Labour Government, and in our dedicated Amicus union official, whose commitment was central to the partnership being established and who remains key to its success today.

Business Partnerships
If our Business Partners are succeeding, then Legal & General will be succeeding as well. Unless our Partners succeed in their business goals, then we are unlikely to succeed in ours. That's why we care so much about our financial strength; about the quality of our brand and reputation; about having efficient, user-friendly technology and about having products which can be both bought with conviction and sold with confidence.

Team Barclays
Cardiff

a business for the ben


EMPOWERING PARTNERSH

Pam Edwards
Amicus National Secretary at Legal & General

Elaine MacLean
Human Resources Director (UK Operations)


300
250
200
150
100
1997
1998
1999
2000
2001
2002
Legal & General
ABI
Source:
Association of British Insurers (ABI) data on the UK individual life and pensions and ISA/PEP and Unit Trust market.
Rebased 1997 = 100

FIG 1. UK INDIVIDUAL MARKET SHARE

Chairman's Statement

in the final dividend after adjusting for the bonus element of the Rights Issue. This rate of increase is broadly equivalent to the rate of inflation in 2002, although it is below the rate of growth received by shareholders in recent years. In arriving at this recommended dividend, the Board has sought to balance delivery of its progressive dividend policy with our strategy for policyholder bonuses which, due to market circumstances, have had to be cut again this year. Our dividend decisions for 2003 will, of course, be set in the light of the then prevailing market conditions.

Share Price Performance

Legal & General's share price has not been immune from the adverse equity market circumstances which have prevailed. Although, in absolute terms, the performance of our share price in 2002 was disappointing, relative to the FTSE Life Assurance sector, we outperformed, beating the sector's Total Shareholder Return (TSR) by seven percentage points. 2002 was the third successive year in which Legal & General's TSR has outperformed the sector average.

Future Opportunities

Aided by the proceeds from the Rights Issue, Legal & General's financial position now gives us an important source of competitive advantage in the marketplace. Standard & Poor's reaffirmed our 'AAA' rating for financial strength at the end of January 2003, leaving us as the strongest rated major European life assurer. In a market where the financial weakness of some participants is proving to be a key driver in market share consolidation, the Board believes that Legal & General's financial condition gives us an excellent opportunity to achieve further market share growth on profitable terms.


372
193
232

FIG 2. TOTAL SHAREHOLDER RETURN (%) Legal & General FTSE 100 FTSE Life Assurance Sector
Ten years to 31 December 2002

Additional Information for Shareholders

The importance of good two-way communication between shareholders and their company is fully understood by your Board. You will see that, this year, we have expanded the report to shareholders on the remuneration paid to directors and staff (see pages 26 to 31). I hope you find the report in its new form helpful. There will be a separate resolution on remuneration at the Annual General Meeting and this follows the overwhelming support shareholders gave to our remuneration policy last year. We are also, this year, providing additional information to shareholders on our Corporate Social Responsibility (CSR) programme. As well as the section of this report dedicated to CSR (see pages 18 to 21), a detailed description of our CSR programme was recently added to the 'About Us' section of the Legal & General corporate website at www.legalandgeneral.com.

Shareholders should be aware that our corporate website also contains audiocasts of the presentations given by management to analysts as well as information about the product discounts available to shareholders. In addition, the site provides a facility for shareholders to comment on issues of concern to them. The Board does encourage shareholders to take full advantage of this facility and also to participate in your company's governance by voting on the resolutions contained in the forms accompanying this report, or, better still, by attending our Annual General Meeting on 30 April 2003.

As a significant investor in many quoted companies, it is Legal & General's policy in the UK always to vote on resolutions in companies whose shares we own and we encourage our shareholders to follow this example.

Board Appointment
Your Board was delighted to appoint Tim Parker as a non-executive director this year. Tim, who is the Chief Executive of Kwik-Fit Holdings, is already proving to be a valuable member of our Board team.

An Award-Winning Year
Legal & General won a number of prestigious awards last year. We were named Britain's Most Admired Insurance Company by Management Today magazine and we were awarded the Life Insurer of the Year title at the British Insurance Awards, hosted by Post Magazine. In the Netherlands, we have again been named that country's Best Life Assurer.

Legal & General has been a regular winner of these and other such awards in recent years. Our success has been in large part due to the commitment and effectiveness of our employees, to whom your Board once again gives its thanks. We were very pleased that so many of our staff demonstrated their confidence in Legal & General's future prospects by taking up shares available to them in last year's Rights Issue.

Outlook
Our staff's confidence in Legal & General's future success is shared by your Board. In 2002, our strategy enabled us to outperform the market despite the difficult conditions. Our operational model represents a winning formula and we are financially strong. We believe markets will recover, and, when they do, we are confident that we can achieve both further increases in scale and improved operational efficiency. We believe we can outperform once again in 2003.



Rob Margetts
Chairman

- 13% increase in Worldwide New Business Annual Premium Equivalent to £906m
- £14bn of new Institutional Fund Management business won, another record despite adverse market conditions
- Operating Profit on the Achieved Profits basis fell from £747m to £695m after £140m of reserve increases for potential improvements in annuitant mortality
- Operating Profit on the Modified Statutory Solvency basis was unchanged at £493m
- £788m Rights Issue taken up in respect of over 95% of the shares offered
- 'AAA' rating for financial strength reaffirmed in January 2003 by Standard & Poor's
- Britain's Most Admired Insurance Company for the fourth time in five years
- Life Insurer of the Year for the fourth time in five years

Building

Group Chief Executive's Review



David Prosser, Group Chief Executive

"DESPITE THE DIFFICULT CONDITIONS, 2002 WAS YET ANOTHER YEAR OF SIGNIFICANT ACHIEVEMENT FOR LEGAL & GENERAL."

Market conditions last year, especially in the second half, were the toughest our industry has seen for over a decade. They were, however, conditions in which Legal & General's operational and financial strengths were able to come to the fore. As a result, the Group made important progress towards our strategic and market share goals.

Market Overview

Global economic conditions remained unfavourable in 2002. With the US economy growing by 2.4% and Euroland's performance being considerably weaker, investor sentiment around the world was negative for most of the year. Confidence was further damaged during the year by a series of high profile corporate collapses.

In the UK, where the economy grew by 1.7%, hopes for market recovery were set back when some traditional equity investors, such as pension funds, began to rebalance their portfolios towards bonds and away from equities. By the end of 2002, the FTSE 100 Index had fallen by just under 25% to stand at 3,940, a level first seen in September 1996. At this level, the Index was 43% below its peak, reached in December 1999.

The scale and duration of the decline in equity values has confounded both individual and professional investors alike. Although lower asset prices should, in theory, stimulate investor demand, the evidence in the UK last year was that investor demand declined. In the retail investment market, total demand for equity ISAs was down almost 40% on 2001. It is clear that consumer confidence in equity-linked products has been damaged and it may take some time before the favourable conditions which prevailed in the second half of the 1990s return.

A combination of weak equity markets and flat industry volume growth created very demanding operating conditions throughout 2002. However, the strategy, which we have been pursuing for almost a decade, is designed for conditions both good and bad. Previous years have shown how effective our strategy has been in growth markets. 2002 has demonstrated how, even in adverse conditions, our brand and our commitment to distributing good value products through multiple channels have enabled us to perform ahead of the market.

Volume and Market Share Growth

One of the many challenges we set ourselves when we launched our strategy in the UK was to deliver each year individual new life and pensions business growth, measured on an APE basis, of ten percentage points higher than the market. I am pleased to say that we achieved this objective again in 2002, and it has now been achieved every year since 1997. In fact, in 2002, we outperformed this market by 14%, well ahead of our target.

Distribution Support

Critical to our success in achieving this growth has been the powerful network of distribution support we have built up. Of particular significance recently has been the development of our partnerships with many banks, such as Alliance & Leicester, Barclays and Northern Rock; building societies and other financial institutions. 2002 saw us achieve further strong growth in the levels of new business delivered through these partnerships. However, we have by no means exhausted the possibilities available to us. We believe that the prospects for further growth from this channel, both from our existing partners and from new ones, are excellent.

Support for Legal & General products from Independent Financial Advisers (IFAs) is also strong. Our proposition to this important sector includes quality technical assistance, efficient, leading edge technology, reliable administration and good value product offerings. We have achieved particular success with fee-based intermediaries, who represent a growing share of the IFA marketplace.


A Reputation
"I recommend Legal & General to my family and friends because I know that it is a company which can be trusted to deliver on its promises."
JASWANT KAUR,
ISA CUSTOMER, WITH ROSHNI, LONDON

people can trust

John Pollock
Director, UK Operations

Tim James
Director, Business Technology Services

a level of service tha



Margaret Smith
Director, Business Information Systems

PROVIDING A SUPERIOR SERVICE

"Differentiated customer service and good value products are key to our strategy and both need quality systems."

MARGARET SMITH, DIRECTOR, BUSINESS INFORMATION SYSTEMS

Efficient Management of IT
The need for a leading-edge technology platform does not override the need for rigorous cost management in our use of IT. Three old IT systems were decommissioned in 2002 with a further five due to be decommissioned in 2003. Our IT budget has been cut by almost 25% since 2001 and productivity in our IT development activities has been improved by 20% in the last 18 months. In 2002, we were ranked against an international benchmark in the top 20% of mainframe users for both quality and low systems processing costs.

Staff Training and Development
Legal & General is committed to providing our customers with a high quality and efficient service. Service of the quality we aspire to offer can only be delivered by people who are well trained and either possess or can quickly access the information they need.

Experience shows that many customer enquiries turn out to be much more complicated than they initially appear to be. A programme has therefore begun in our Cardiff office to provide Financial Planning Certificate training to staff who handle customer queries.

We have also recently commenced a programme to provide General Management skills training to all our supervisors and managers. These programmes help to ensure that all our employees are properly equipped to undertake their roles.

Sue Bentl
Customer

Year	£m
'02	811
'01	710
'00	536
'99	541
'98	436

FIG 3. TOTAL UK NEW BUSINESS – ANNUAL PREMIUM EQUIVALENT (£m)

Year	£m
'02	211
'01	183
'00	118
'99	99
'98	72

FIG 4. VALUE ADDED FROM UK LIFE AND PENSIONS NEW BUSINESS (£m)

Group Chief Executive's Review

Our proposition to distributors active in the housing market has also been very successful. Our Mortgage Club, now in its ninth year, is a clear market leader. The Club enables intermediaries, both IFAs and Business Partners, to access good value mortgage and protection products via efficient processing systems, which we regularly update and improve. During 2002, the Club handled £13bn of completed mortgages, more than double the volumes handled only two years ago. Like many commentators, we anticipate a slow-down in house price inflation during 2003. However, we do not foresee a significant down-turn in market activity, since unsatisfied demand remains and the remortgage market is buoyant.

The Mortgage Club is a good example of our approach to managing both our products and our distribution. The Club provides differentiated and value-adding benefits to both mortgage intermediaries and to their customers. We endeavour to make our total proposition attractive to our customers and their advisers rather than competing only on price and intermediary commission.

Business Model
Our good value product strategy is the engine of Legal & General's growth. By delivering good value products in increasing volumes, we are able to drive down unit costs and drive up profits. By serving our customers well and offering them products on which they can rely, we seek to ensure that shareholders receive a fair return for the risks they take.

Firm Cost Management
Good value products can only be afforded if firm control is kept of all the costs which go into developing, managing and distributing those products. Competition in our sector is intense and so some market participants have felt forced, on occasion, to take short term actions which have proved in due course to be unaffordable and which have, in the meantime, eroded their capital and value.

At Legal & General, we have endeavoured to avoid short-termism and, instead, have sought sustainable solutions to market changes. We have used tight control of our cost base and prudent management of our capital position to equip ourselves to ride out periods of market turbulence. It is, therefore, no coincidence that the cost-income ratio at Legal & General Investment Management should have fallen in 2002 despite a 25% fall in the FTSE All Share Index upon which much of its income is dependent. With costs actually falling and income rising, the cost/income ratio fell from 47% in 2001 to 44% in 2002. At this level, the ratio is likely to have been one of the lowest in the UK fund management industry in 2002.

In our core UK life and pensions business, we have continued to use technology to reduce our cost base. Over 60% of protection business from IFAs is currently submitted online and, for such cases, the marginal cost of straight through non-medical processing is now less than £1 per policy. The administrative cost savings we are achieving from our earlier investments in technology are proving ever more valuable.

Financial Strength
Legal & General has always recognised the importance of financial strength for insurance companies. It is a source of competitive advantage and a comfort to customers. The benefits of financial strength are never more apparent than when competitors are constrained by shortage of capital from writing business. Boosted by the proceeds of the Rights Issue, and in market conditions where some distributors are questioning the ability

FIG 5. DISCIPLINE IN MANAGING MARGINS

Year ended 31 December	**2002**	2001	2000	1999	1998
UK LIFE AND PENSIONS NEW BUSINESS APE (£m)	**608**	584	442	430	342
VALUE OF UK LIFE AND PENSIONS NEW BUSINESS (£m)	**211**	183	118	99	72
VALUE/NEW BUSINESS APE	**35%**	31%	27%	23%	21%

FIG 6. BALANCED DISTRIBUTION – UK INDIVIDUAL NEW BUSINESS BY DISTRIBUTION CHANNEL



2002
- Independent Financial Advisers 46%
- Business Partners 41%
- Direct Channel 7%
- Business Partners Direct 6%



2001
- Independent Financial Advisers 54%
- Business Partners 34%
- Direct Channel 10%
- Business Partners Direct 2%

of their providers to support them, Legal & General is well placed to attract both new distribution and the business it will generate.

Maintaining Focus
Our belief in our business model is strong. We believe organic growth to be a more dependable source of shareholder value than growth through acquisition. Our use of capital reflects this business focus, as did two substantive corporate actions during 2002. The first of these saw the sale of Legal & General Bank to our long-standing business partner Northern Rock, for £133m. The second transaction, our purchase of Alliance & Leicester's small life assurance subsidiary (ALLAC), was linked to a decision by Alliance & Leicester to add our protection products to the range of Legal & General investment products which they distribute. We intend to transfer the administration of ALLAC policies to Legal & General's systems during 2003, thereby achieving valuable operational cost savings.

The benefits of focus are also apparent within our General Insurance business, where over 75% of our premiums relate to household insurance. Our specialist knowledge of this market is important and has helped us to grow our household premiums by over 13% in the past year. The broadening of our General Insurance relationship with Barclays should ensure that further significant premium growth is achieved in 2003.

Strategic Positioning and Regulatory Outlook
Our success in delivering levels of organic growth in 2002 which were, once again, well above the market, is attributable in large measure to our simple but effective product and distribution strategy. It is a strategy which has proved resilient through much regulatory and market upheaval and we believe firmly that it will continue to prove its worth if the further changes, especially regulatory ones, which are predicted for this year and next, indeed occur. In particular, we believe our long experience of operating multi-channel distribution will prove to be an important competitive advantage if the depolarisation proposals, on which the Financial Services Authority is now consulting, are introduced.

The current low level of personal saving in the UK, especially of saving for retirement, is concerning. Whilst we support many of the Government's recent proposals to encourage saving, we believe there is more which can be done. Although devising frameworks for simpler, good value products will be helpful, these will not be sufficient to kick-start the market. Alongside simpler products must come simpler regulation of the sales process and a stable, dependable and balanced regulatory environment.

Progress Internationally
Our good value product strategy is also pursued, though adapted where necessary, by our overseas subsidiaries.

The largest such subsidiary, in the USA, is focused on selling term assurance to high net worth individuals. Our proposition of good value products supported by efficient, top quality service has won us high regard amongst brokers and has led Standard & Poor's to note that "Legal & General America has gone from being a top 50 writer of term insurance in 1997 to being the second largest brokerage channel writer." Benefiting from this specialist focus, we intend to grow further our share of this market segment.

Our smaller European businesses continue to deliver good value products to their chosen markets. In France, sales of equity based products were down which, together with lower group life sales, cost us market share in 2002. In the Netherlands, our successful growth story continued. Our Dutch colleagues are to be congratulated for once again being voted by intermediaries as that country's Best Life Assurer. Infrastructure for our cross-border entry to the German market was completed during the year and marketing commenced on a limited scale.

Staff Commitment
We are grateful to all of our staff for the support and commitment they once again gave to Legal & General last year. In the UK, we are particularly fortunate in our relationship with our recognised trade union, Amicus. Our Partnership Agreement means that union representatives play a constructive and valuable role in our information sharing and consultation processes and we are pleased with the success of Amicus's recent membership drive, described in more detail on page 18.

Positive Outlook
As stated earlier, operating conditions in the past year were the toughest we have seen for a decade. Legal & General is not immune from these conditions. If the appetite for non-cash savings falls nationally, we cannot expect to avoid the consequences. However, our strategy is tried and tested and our market standing and our relative financial position are both strong. As we indicated at the time of the Rights Issue, we believe there is market share to be taken from weakened competitors. Our intention and objective for 2003 is, therefore, to continue to grow our market share profitably. I am confident of our ability to do so.

David Prosser
Group Chief Executive

Building

Operating Review

In the following commentary on our results we have focused on the Achieved Profits basis (AP) results for the Group's long term insurance operations combined with the Modified Statutory Solvency basis (MSS) results for the Group's other operations (including the General Insurance and retail investment businesses). This practice follows that adopted by our major UK competitors. The Board believes that the AP methodology provides a more realistic reflection of the Group's long term insurance operations than the MSS basis.

UK Life and Pensions
Operating profit was £501m (2001: £532m). The contribution before tax from new business increased by 15% to £211m (2001: £183m). In a challenging market environment where capital has been scarce, we have been able to obtain a higher return on the investment in new business. As a percentage of APE, the contribution increased to 35% (2001: 31%).

The contribution from in-force business fell from £252m in 2001 to £134m in 2002 due primarily to the £140m charge taken to reflect the changed assumptions for potential improvements in annuitant mortality and related demographic factors. The impact of development costs was much lower at £3m (2001: £26m).

The contribution from shareholder net worth was £159m (2001: £123m) reflecting a full year's contribution from the intra-group subordinated debt capital invested in the UK Long Term Fund.

UK New Business – Individual
Individual business (including ISAs and unit trusts) grew by 26% over the year to £737m APE (2001: £583m), as the impact of new partnerships continued to benefit our sales performance. In the second half of the year demand slowed as a result of continuing weakness in equity markets and the consequent fall in consumer confidence.

Life
Annual premium sales increased to £141m (2001: £138m), as the strong position we have built in the life protection market has more than offset the impact of our decision to withdraw our ISA mortgage repayment product in May 2001.

Demand for single premium bonds in the earlier part of the year benefited from our new distribution partnerships. Full year sales increased by 16% to £1,431m (2001: £1,238m). Although volumes fell in the second half of the year, there was a recovery in with-profits bond sales in the final quarter.

Pensions
New annual premium business grew strongly in 2002, up 32% to £162m (2001: £123m) reflecting our success in winning business from fee-based employee benefit consultants. In the second half new annual premium business at £69m was 5% below the corresponding period in 2001 (£73m).

Largely as a consequence of increased compulsory purchase annuity sales and a higher level of Department of Work and Pensions (DWP) rebates, single premium business grew 21% to £876m (2001: £721m). The second half new business result of £498m was also ahead for the same reasons, up 35% on the corresponding period in 2001 (£368m). Legal & General has not actively pursued that element of the pensions transfer market which has commanded higher commission levels.

FIG 7. WORLDWIDE OPERATING PROFIT BEFORE TAX

Year ended 31 December	**MSS 2002 £m**	MSS 2001 £m	**AP 2002 £m**	AP 2001 £m
LIFE AND PENSIONS	**421**	414	**581**	633
INSTITUTIONAL FUND MANAGEMENT	**50**	41	**92**	76
GENERAL INSURANCE	**46**	37	**46**	37
OTHER OPERATIONAL INCOME	**(24)**	1	**(24)**	1
PROFIT FROM DISCONTINUED OPERATIONS	**4**	4	**4**	4
OPERATING PROFIT	**497**	497	**699**	751


Competitive
Advantage
"Legal & General may already be the biggest, but what impresses us about the team we deal with there, is that they're not satisfied unless they are the best as well."
STEPHEN FIELD,
UK PENSIONS MANAGER, CENTRICA

all our customers





ACHIEVING PRODUCT LEADERSHIP

"We may be the largest manager of pension funds in the UK but we do not compromise the quality of individual service which trustees rightly expect from Legal & General."

CHRIS ROBINSON, MANAGING DIRECTOR, CORPORATE PENSIONS

Investment Management
Legal & General Investment Management (LGIM) is not only the largest manager of pension funds in the UK, but it is also the fastest growing in terms of new funds gained. LGIM has won an average of over £1bn of new business every month for the last five years.

Our strategic model is based on three key capabilities – proven expertise in managing the transition of portfolios from an existing asset mix into the desired one; efficient and accurate tracking of the chosen index and a quality, trouble-free service. In addition to its established equity index-tracking reputation, LGIM is also achieving recognition as a leading fixed interest and property investment manager. Following new appointments to our active equity management team, we now also anticipate growth from this segment of the market.

General Insurance
Legal & General Insurance is a focused personal lines insurer, writing primarily household insurance. This focus and our resulting specialist expertise in both policy administration and claims handling contributed to our success in being appointed to provide household insurance products to customers of Barclays. Household insurance premiums written are, as a consequence, expected to grow significantly in 2003.

Left: Ali Toutounchi
Deputy Managing Director, Index Funds

Above: Chris Robinson
Managing Director, Corporate Pensions


the right products fo

'02	695
'01	747
'00	683
'99	651
'98	509

FIG 8. OPERATING PROFIT FROM CONTINUING OPERATIONS – ACHIEVED PROFITS BASIS (£m)

'02	8.50
'01	9.84
'00	8.89
'99	8.69
'98	6.65

FIG 9. EARNINGS PER SHARE BASED ON OPERATING PROFIT AFTER TAX – ACHIEVED PROFITS BASIS (pence)

Operating Review

ISAs and Unit Trusts
We have achieved exceptional growth in new business despite a significant down-turn in total market sales. Regular payment business for the full year grew 31% to £51m (2001: £39m), whilst single payment sales reached £1,522m, an increase of 75% (2001: £872m). Single payment sales in the second half were £517m, up 17% from £442m in the corresponding period in 2001.

UK New Business – Group
Group new business was £35m in the second half and £74m for the whole year (2001: £63m and £127m respectively).

Annual premium business for the year showed a fall of 20% to £37m (2001: £46m) resulting from lower levels of incremental business on a declining final salary pension portfolio. Lower volumes of single premium business at £373m (2001: £815m) reflected reduced demand in the bulk purchase annuity market due to the adverse impact of equity markets on pension scheme funding levels. We have continued to win encouraging volumes of bulk purchase business in the small and mid-sized segment.

International Life and Pensions
Operating profit from international life and pensions business was £80m (2001: £101m), with reduced contributions from the USA and France outweighing improved results in the Netherlands.

USA
New business grew by 10% to £57m APE (2001: £52m) as we continued to develop our chosen niche of term assurance for upper income customers. Legal & General America is now a top ten provider in the term assurance market.

Operating profit fell 25% to £50m (2001: £67m). An increased contribution from new business reflected the growth in premium volumes but the contribution from in-force business was reduced by £17m as a result of a higher than expected level of claims.

Europe
Our European businesses continued to experience difficult market conditions but new life business of £35m APE was held at 2001 levels. Operating profit was lower at £30m (2001: £34m).

Legal & General Investment Management
Operating profit from Legal & General Investment Management increased by 21% to £92m (2001: £76m). This included a profit of £83m (2001: £70m) from the UK managed pension funds business which benefited from an increased contribution from new business.

Over the year, Legal & General Investment Management maintained its highly successful track record, winning new funds of £14.0bn (2001: £13.2bn). This result has been achieved despite a significant fall in equity values over the year and has ensured that we maintained our record of averaging over £1bn of new UK pension fund investment business per month over the last five years.

General Insurance
All classes of business have been profitable in 2002, resulting in a 24% growth in operating profit to £46m (2001: £37m). Net premiums written grew 13% to £304m (2001: £269m). The household account, which represents over three quarters of net premiums written, produced an operating profit up £3m at £18m,

FIG 10. PROFIT FOR THE PERIOD – ACHIEVED PROFITS BASIS

Year ended 31 December	**2002** £m	2001 Restated £m
OPERATING PROFIT	**699**	751
INVESTMENT RETURN VARIANCE	**(1,174)**	(688)
CHANGE IN EQUALISATION PROVISION	**(5)**	(6)
ECONOMIC ASSUMPTION CHANGES	**(6)**	(3)
PROFIT ON SALE OF BANKING OPERATIONS/FAIRMOUNT	**36**	8
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**(450)**	62
LOSS FOR THE FINANCIAL PERIOD	**(423)**	(36)

'02	493
'01	493
'00	484
'99	417
'98	355

FIG 11. OPERATING PROFIT FROM CONTINUING OPERATIONS – MODIFIED STATUTORY SOLVENCY BASIS (£m)

'02	5.88
'01	6.29
'00	6.25
'99	5.91
'98	4.51

FIG 12. EARNINGS PER SHARE BASED ON OPERATING PROFIT AFTER TAX – MODIFIED STATUTORY SOLVENCY BASIS (pence)

FIG 13. GENERAL INSURANCE NET PREMIUMS WRITTEN AND OPERATING PROFIT

Year ended 31 December	**2002 Net premiums written £m**	**2002 Operating profit £m**	2001 Net premiums written £m	2001 Operating profit £m
HOUSEHOLD	**231**	**18**	204	15
MORTGAGE INDEMNITY	**2**	**12**	1	14
OTHER BUSINESS	**71**	**16**	64	8
TOTAL	**304**	**46**	269	37

despite increased weather-related losses during the year.

The operating profit for mortgage indemnity business was £12m (2001: £14m). £4m of the total profit arose from the release of provisions for pre-1993 mortgage indemnity contracts, for which the remaining provision is now only £5m.

Careful underwriting and good claims experience helped operating profit from other general insurance businesses such as healthcare, motor and accident, sickness and unemployment to double to £16m (2001: £8m).

Other Operational Income

Other operational income comprises the longer term investment return arising from investments held outside the UK Long Term Fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The loss of £24m (2001: £1m profit) primarily arose from increased interest expense on higher borrowings.

The Group's other operations (primarily the retail investment and estate agency businesses) produced a loss of £14m (2001: £17m loss). This reflected increased acquisition costs incurred in respect of new retail investment business, which grew by 61% over the year. These costs were partially offset by a modest profit from estate agency.

Profit on Ordinary Activities

The Group's operating profit from continuing operations before tax was £695m (2001: £747m). The loss on ordinary activities before tax of £450m (2001: £62m profit) includes the effect of variances from the longer term investment return assumed at the end of the previous year, together with economic assumption changes. The negative investment return variance of £1,174m (2001: negative variance £688m) reflected the worldwide fall in equity markets. The investment return on the UK Long Term Fund equity and property portfolio was 23.4% below the assumption for the period (2001: 16.9% below assumption). The loss on ordinary activities before tax also included an exceptional profit of £36m from the sale of our banking operations to Northern Rock plc.

Balance Sheet

At 31 December 2002, the embedded value of the Group's long term businesses was £4,790m (2001: £5,317m). Shareholders' funds on an AP basis increased to £5,061m (2001: £4,994m), benefiting from the proceeds of the recent Rights Issue and equivalent to 78p per share.

Modified Statutory Solvency Basis

Operating profit before tax from continuing operations was unchanged over the year at £493m, with improved results from Legal & General Investment Management and General Insurance offset by increased interest expense within Other operational income.

The UK life and pensions operating profit before tax rose to £366m (2001: £353m). Since 1996, the transfer from our UK Long Term Fund has been moving progressively towards a formula comprising 10% of the with-profits surplus plus a smoothed investment return on the not with-profits fund, which is determined by reference to the embedded value of the Shareholder Retained Capital (SRC) and the non-profit business. The 2002 transfer has reached this formula level, augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. The servicing cost of the related external debt has been reflected in interest expense reported within Other operational income. The transfer in respect of with-profits business fell as the impact of lower bonus rates was only partially offset by growth in the book of business.

Results for the USA have benefited from strong growth in the book of business over recent years. The results from our European operations reflect the impact of weak investment markets and the strengthening of regulatory provisions in France.

The contribution from the SRC in the UK Long Term Fund was a negative £571m (2001: negative £550m). This reflected lower investment returns, the net capital released from the non-profit business and an increased transfer to shareholders from this business. The net capital released benefits from a growing book of business and includes an exceptional release from non-profit reserves. This exceptional release emerged as we refined our reserving for protection business and for the asset/liability management of our annuity book. The release has more than offset the impact of reserve increases to cover potential improvements in annuitant mortality and the net new business strain.

Building

Finance Director's Review



Andrew Palmer, Group Director (Finance)

"IN 2002 WE HAVE CONTINUED TO WRITE NEW BUSINESS WHICH DELIVERS REAL VALUE FOR SHAREHOLDERS."

Financial Reporting

The Modified Statutory Solvency (MSS) basis is the current primary reporting method in the UK for long term insurance business and it builds on the statutory requirements designed to demonstrate solvency. It defers the recognition of profit and does not fully recognise the shareholders' interest in the in-force long term business.

The focus in the Operating and Financial Review is on operating profit on the Achieved Profits (AP) basis which has been developed by the ABI as a more realistic method of accounting for long term business. The profits reflect the change in embedded value and incorporate risk assumptions which are consistent with pricing bases over time.

Operating profit on the AP basis excludes investment return variances and the effect of economic assumption changes and better reflects underlying trends. It also includes a longer term investment return on the capital regarded as supporting the business, which is based on the appropriate solvency margin. The exclusion of short term investment fluctuations reflects the manner in which insurers price and manage their business. A longer term investment return on shareholders' funds held outside the UK Long Term Fund (LTF) is also included in Other operational income. For General Insurance, operating profit is shown before any transfers to or from the equalisation provision.

In 2002, the EU Commission resolved that all EU listed companies should adopt International Financial Reporting Standards for their consolidated accounts for accounting periods ending in 2005. The most significant area of impact for Legal & General will be the proposed changes to accounting for insurance contracts. The International Accounting Standards Board has indicated that a standard for insurance accounting is unlikely to be issued before 2007 and therefore transitional arrangements are being developed for application in 2005. We recognise that, during the transitional period and beyond, the primary financial statements may give an incomplete view of a company's performance and we believe that supplementary AP information will therefore continue to play an important role.

Financial Strength

Despite recent difficult equity market conditions, we remain financially strong. Legal & General Assurance Society Limited (Society), the Group's main operating subsidiary has recently had its financial strength rating reaffirmed by all three of its credit rating agencies. Standard & Poor's and AM Best have awarded their highest ratings, AAA and A++ respectively, whilst Moody's has awarded its second highest rating, Aa1. Standard & Poor's and AM Best have assigned a negative outlook reflecting continued turbulence in worldwide equity markets, while Moody's has assigned a stable outlook.

Superior financial strength is a valuable competitive advantage for the Group and provides a source of considerable security and confidence for policyholders. We aim to maintain the level of capital support to the long term business which gives us greater investment freedom, thus providing the potential for enhanced returns.

The UK Long Term Fund

The LTF consists of those assets of Society which are attributed to the long term insurance business. The market value of the assets representing the LTF was £37.1bn at the end of 2002 (2001: £38.5bn). A simplified representation of the LTF flows is shown in Figure 14.

Part of the LTF is attributed to with-profits business. The balance of the LTF assets, less an amount to cover the liabilities of the non-profit business, represents the Shareholder



On Our Strengths

"Legal & General is a household name, well known to employees of our corporate clients. They stole a march by committing to the new low-cost pensions market over five years ago. They also score as a top provider of index-tracking funds across many markets."

DICK STRATTON,
WORLDWIDE PARTNER, MERCER HUMAN RESOURCE CONSULTING

long term business strategy

TPERFORMING THE MARKET



roviding better products and services to our ustomers, at prices they can afford – this has een our long-term strategy and it's working."

ANE BUCKLEY, CORPORATE BUSINESS DIRECTOR

tuous Circle

r business strategy is formulated the principle of the Virtuous Circle. s is our blueprint for delivering areholder value. By offering to the rket good value products, quality vice and a choice of ways to buy, seek to achieve above-market growth. e extra efficiencies generated by that wth can then be partly reinvested more competitive products and tly used to reward shareholders for risks they bear. These more npetitive products in turn generate ther above market growth and the tuous Circle begins again.

Diane Buckley
Corporate Business Director

on a proven



Prudent Capital Management
Turbulent conditions in world equity markets have put the balance sheets of many financial institutions under evident strain. Though a problem for weaker companies, these same conditions provide opportunities for the stronger industry participants to take market share and to consolidate their market position. Supported by the funds raised in last year's Rights Issue, our financial position is strong relative to our competitors. We are therefore well positioned to continue pursuing the business strategy which has proved so successful for us over the past ten years

Jemini Patel
Senior Manager, Corporate Financial Management

FIG 14. LTF FLOWS

Simplified representation of the flows within the UK Long Term Fund.


UK LONG TERM FUND (LTF)
NON-PROFIT BUSINESS
PROFIT AND RELEASED PROVISIONS
NEW BUSINESS AND INCREASED PROVISIONS
WITH-PROFITS FUND
SRC AND SUB-FUND
INVESTMENT RETURN
UP TO 10% OF DISTRIBUTED SURPLUS
TARGET BASED ON EMBEDDED VALUE
TRANSFER OUT OF LTF

Finance Director's Review

Retained Capital (SRC), the retention of which within the LTF provides the financial strength to support existing business and fund new business. The SRC, together with a sub-fund, which is available to support the with-profits business, comprises accumulated profits retained in the LTF from past non-profit business.

At the end of 2002, the assets supporting with-profits business amounted to £23.0bn. The SRC amounted to £2.3bn and the sub-fund £0.2bn.

The changes to the operation of the LTF implemented in 1996 enabled transfers from the LTF to increase progressively to a target level which would deliver an appropriate return on the shareholders' interests in the LTF. This level is the aggregate of the shareholders' share of the with-profits surplus and a smoothed investment return on the SRC and the value of the non-profit business. The 2002 transfer from the LTF has reached the target level. Future investment appreciation or depreciation and the effect of operational performance will not immediately be reflected in the LTF transfer. Instead they will be smoothed over future periods.

Group Dividend

Dividends from the Group's operational subsidiaries, together with the LTF transfer, provide a sound base for our dividend to shareholders. The final dividend per share for 2001 was 3.17p after adjusting for the bonus element of the Rights Issue (3.46p before the adjustment) and it is recommended that this be increased by 2.5% to 3.25p for 2002. The interim dividend for 2002 was 1.67p (1.53p after adjustment for the Rights Issue).

The rate of growth in the final dividend has been determined by the Board having regard to the prospective LTF transfers and other income streams as well as to the continued weakness of worldwide equity markets. Dividend growth recommendations in future periods will similarly be made in the light of prospective income flows and of equity market conditions at the time. The 2002 dividend cover, based on operating profit after tax, is 1.2 times on the MSS basis.

Management of Risk

A significant part of the Group's business is the acceptance of risk in a controlled and considered manner. The essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is the potential of financial loss for insurers. The nature of the risks accepted by insurers means that costly events, which are unanticipated as regards size and timing, do occur.

Most of the Group's UK activities are subject to regulation by the Financial Services Authority, which requires authorised companies to take reasonable care to organise and control their affairs responsibly, effectively and with adequate risk management systems. The Group Risk Committee, which comprises senior managers drawn from across the Group, monitors the identification of critical risks and their management. Risks are managed within the categories described in Figure 15.

FIG 15. CATEGORIES OF RISK

CREDIT RISK	The risk of loss if another party fails to perform its financial obligations to the Group
MARKET RISK	The risk arising from fluctuations in interest and exchange rates and market valuations which may affect assets, liabilities and the mismatch between the two
LIQUIDITY RISK	The risk of not being able to realise assets to meet cash outflows when due
OPERATIONAL RISK	The risk arising from developments in the external marketplace, crime, disasters, information technology, legal action and inadequate legal documentation, non-compliance with regulation, negative publicity and the losses from the failure or inadequacy of systems and controls
INSURANCE RISK	The risk arising from the acceptance of insurance policies including underwriting, claims management and claims provisioning

Credit Risk

Counterparty credit limits for the Group and individual subsidiaries are approved and reviewed regularly by senior management. Compliance with these limits for investment and treasury transactions is monitored daily.



FIG 16. ANALYSIS OF DEBT BY TYPE

- Convertible 2006 £516m
- Short Dated MTNs £369m
- Long Dated MTNs £597m
- Commercial Paper £89m
- Bank Loans £18m



FIG 17. CONTRIBUTION OF NEW BUSINESS TO ACHIEVED OPERATING PROFIT

- UK Life and Pensions £211m
- International Life and Pensions £38m
- UK Managed Pension Funds £32m

Market Risk

An Asset/Liability Committee of senior managers, establishes investment policies for shareholders' and policyholders' funds on the basis of sound asset/liability management principles.

The investment policies for long term and other business have due regard to the nature of the liabilities and the guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by maintaining capital sufficient to cover the consequence of a mismatch under a number of adverse scenarios and by the use of derivatives.

Balance sheet foreign currency translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Board, which allows between 25% and 75% of net foreign currency assets to be hedged.

Liquidity Risk

Liquidity requirements vary according to the type of business. Relevant monthly cash flow projections are maintained to indicate likely cash requirements. Short term cash requirements can be met by the sale of liquid investments or the use of short term borrowings either directly from the capital markets through the Group's Commercial Paper facility or from a number of highly rated banks under committed or uncommitted debt facilities.

Operational Risk

Operational management has responsibility for managing these risks, subject to review by the Group Risk Committee and in accordance with established policies and procedures.

Insurance Risk

The Group controls its insurance exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and trends.

Insurance exposures are further limited through reinsurance. Reinsurance may be used to reduce the potential loss to the Group from individual large risks and catastrophic events. It may also be used to manage capital or to provide access to specialist underwriting expertise. Reinsurance is predominantly ceded by treaties which automatically cover a proportion of all risks meeting prescribed criteria.

The principal General insurance reinsurances are excess of loss catastrophe treaties, under which the excess of an accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2003 is £25m (2002: £18m) and this represents the maximum net probable loss from any one event within our principal household account.

Treasury Operations

The Group has a central treasury function which is responsible for the Group's external financing and related interest rate exposure. It manages foreign currency exposure, liquidity, short term investments and counterparty risks. The authorities of the central treasury function are approved by the boards of the companies for which transactions are undertaken and are reviewed by the Audit Committee of the Group Board.

Debt

Total debt at the end of 2002 amounted to £1,589m (2001: £1,642m). The debt is analysed by type in Figure 16. £1,113m of the debt carried a rate of interest effectively fixed for at least one year.

Debt attributed to the SRC amounted to £602m (2001: £502m). This largely represented long dated senior debt raised under the Group's Medium Term Note programme and lent on a subordinated basis to the LTF to support business growth. Other shareholder debt amounted to £960m (2001: £575m) and included the £516m, 2.75% 2006 convertible debt.

The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current debt ratings from Standard & Poor's and Moody's for long term debt are AA and A1, respectively; and for short term debt A1+ and P1 respectively. The outlook for ratings from Standard & Poor's is negative and from Moody's is stable.

The weighted average cost of the Group's total debt during 2002 was 4.0% (2001: 4.8%).

Tax

The reported rate of tax credit on the AP basis was 6% (2001: 158% rate of charge). The principal reason for this low rate was that only a limited tax credit was available for the substantial unrealised depreciation of the value of our equity holdings.

Financial Reporting Standard 19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. The effect of the restatement on the loss after tax and the shareholders' funds in the AP results was not significant. On the MSS basis, it is estimated that profits after tax for 2002 reduced by £13m (2001: increased by £47m) and at 31 December 2002 shareholders' funds increased by £102m (2001: £115m) and the fund for future appropriations reduced by £76m (2001: £405m).

Andrew Palmer
Group Director (Finance)

Building

Corporate Social Responsibility

"WE BELIEVE THAT BEHAVING RESPONSIBLY AS A COMPANY IS GOOD FOR OUR BUSINESS, OUR SOCIETY AND OUR ENVIRONMENT."

Legal & General is committed to building a strong, successful business which acts fairly and responsibly towards its stakeholders. We are keen to expand the ways in which we report our business performance to reflect this broad commitment. Accordingly, we have recently produced for the first time an online Corporate Social Responsibility (CSR) Report. The report details activities in areas such as supporting communities, building strong employee relations and protecting the environment. The CSR and Annual Reports together provide a comprehensive review of our financial, social and environmental performance. A summary of the CSR Report, which can be found in full on our website at www.legalandgeneral.com, is shown below.

Our Employees

Legal & General aims to promote a working atmosphere in which all our employees can thrive. We seek to ensure that the workplace is a safe and healthy environment in which to conduct business, that all employees are treated equally and that they are able to achieve an appropriate work/life balance. We also seek to ensure that our employees are well-trained for the positions they hold and receive adequate training to progress in their careers and to develop personally.

We seek to conform with both the 1948 Universal Declaration of Human Rights and the 1953 European Convention of Human Rights. Our policies and practices have been reviewed to ensure conformity with the UK Human Rights Act 2000.

Employee Relations

We have enjoyed a positive relationship with Amicus over a number of years and this relationship has been strengthened further in 2002.

At the end of 2001, Legal & General and Amicus were successful in receiving funding from the Department of Trade and Industry as part of its Partnership at Work programme. The funding is being used to reinforce the Partnership Agreement between Legal & General and Amicus, and develop it at a strategic level in both organisations.

In November 2002, Legal & General celebrated "Partnership Day", to promote awareness of the agreement. As a result, a further 117 employees joined Amicus, bringing to 673 the total of new members recruited in the year. 34% of UK employees pay their union membership through payroll and many more pay their membership directly.

Training and Development

We are keen to promote continuous development among our employees. As well as providing technical training, we seek to encourage personal development through a range of initiatives including a Learning Information Centre based at our Cardiff office, "Learning at Work Days" and a training site on our intranet.

Equality and Diversity

Legal & General is an equal opportunities employer. We seek to ensure that all our employees are treated fairly and without discrimination. During 2002, we conducted a further Equal Pay Assessment in the UK, building on the 2001 Equal Pay audit. We also began a project in Cardiff seeking to make the workplace more accessible to deaf and hearing impaired people.

Work/Life Balance

We recognise the need for our employees to balance their work and personal commitments. We operate a number of schemes to enable them to do this including flexible working and the option of part-time working arranged on a case by case basis.

Health and Safety

The Health and Safety of our employees is a high priority for Legal & General. As well as providing a company-wide training

For The Future



"When there appears to be so much uncertainty surrounding some companies, I felt with Legal & General I was dealing with a company I could trust, both now and for the future."

SARA EDISON, AN ISA CUSTOMER, WITH TEDDY AND LOUIE, TEDDINGTON igh,



Rob Strange
Director, Change and Strategic Programmes

a culture which aims then delivers more

CREATING COMPANY-WIDE COMMITMENT



"Change is the agent of progress and, I believe, the change culture we have at Legal & General is a major asset of the Group."

ROB STRANGE, DIRECTOR, CHANGE AND STRATEGIC PROGRAMMES

"Can-Do" Culture
Things never stand still at Legal & General. Whether we are integrating new partners, launching new products, adapting to new regulations, streamlining our administration processes, or providing leading-edge solutions to our customers' needs, Legal & General is a company engaged in continuous change. But process change alone cannot deliver our business goals. Also essential is that our people accept and adapt to the changes around them. All companies need to change to keep up with the market. Legal & General has sought to do just that and to embrace the "can-do" culture of success.

A Year of Awards
Legal & General once again won a wide range of awards in 2002. As well as being named Life Insurer of the Year in the British Insurance Awards and the UK's Most Admired Insurance Company by Management Today, Legal & General won Best Use of E-Business in the Health Insurance Awards; Most Innovative Business to Business Initiative in the Financial Innovations Awards and Best Index-Tracking Fund Manager in the Pensions Management Awards. Though winning awards and accolades is pleasing, the goal we strive for is to win the confidence and support of our increasing numbers of customers.

John Press
Programme Director
(Banks and Lender Partners)

GEORGINA USHER (left)

An outstanding international fencer, current British Champion and double medal winner at the 2002 Commonwealth Fencing Championships, Georgina first began to receive support under Legal & General's Young Excellence Scheme in 1997. In 2001, she joined Legal & General and is now employed in our Business Informations Systems department.

2002 RoSPA OCCUPATIONAL HEALTH AND SAFETY AWARDS (right)

Stuart Billing, Head of UK Facilities, accepts the 2002 Occupational Health and Safety Award for the Commercial and Business Services Sector, from Lord Faulkner of Worcester, President of the Royal Society for the Prevention of Accidents.




RoSPA

Corporate Social Responsibility

programme, we have this year launched an intranet guide to our Health and Safety policies. In recognition of our achievements in this area, we were awarded the Royal Society for the Prevention of Accidents' 2002 Occupational Health and Safety Award, for the Commercial and Business Services Sector.

Staff Ownership of Legal & General Shares
There are three elements to the Employee Share Plan: free, partnership and matching shares. During 2002, participating employees received up to 400 free shares. All UK employees are invited to join the Plan and, at the year end, nearly 90% had registered to receive free shares. In addition, over 60% of UK employees save a chosen amount each month to purchase partnership shares, which are matched up to the value of £20 per month.

Our Communities
Legal & General has a long-running Community Involvement programme, to which we contribute 0.5% of the previous year's UK MSS pre-tax operating profit. In 2002, this amounted to £2.0m (2001: £1.9m).

Our programme operates on a number of levels. Our Major Community Partnerships provide support to national charities, whose objectives are linked to one of the Group's core businesses. We also support both the communities surrounding our major offices and our employees in their fund-raising activities. We match the first £500 p.a. each employee raises for charity and also we match, up to £180 p.a., sums donated by employees through the Give As You Earn scheme. In addition, we operate a Young Excellence Scheme, which seeks to assist young people who have shown exceptional talent in a particular field, whether sporting or creative, but who lack the financial support to fulfil their potential. There are currently ten young people on the Scheme.

Our Environment
Legal & General is committed to improving its environmental performance and has implemented a wide range of initiatives under the guidance of its Group Environment Committee.

Environmental Management Systems across the business were further strengthened in 2002. New ISO 14001 certification was achieved at two investment properties, one operational property and for the company's central purchasing function. Training is a key element in the success of such systems. During 2002, 16% of UK employees received general environmental awareness training.

Excellent progress has been made against the 2002 environmental targets and new targets have been set for 2003. Taken together, these targets cover the main environmental impacts of the business.

Verification of environmental performance is achieved through external audit of our ISO 14001 certificates and internal audit of other processes.

We were delighted that our environmental commitment was again recognised in the seventh Business in the Environment Index of Corporate Environmental Engagement. We were ranked first in the Life Assurance sector, fourth in the Financial Services sector and 13th of the FTSE 100 companies. Legal & General is a constituent of the FTSE4Good Index.

Socially Responsible Investment
Legal & General recognises that it is able to influence the companies in which it invests towards socially responsible behaviour. We offer an Ethical Investment Fund, which screens its investments according to defined ethical criteria. We have also recently launched an Ethical UK Index Fund which tracks the FTSE4Good Index. We engage with the companies in which we invest to determine their involvement in social and environmental issues. We also vote on UK company resolutions. Further details of the policies of our equity, property and venture capital investment businesses can be found in our online CSR report.



CIRQUE DU SOLEIL "SALTIMBANCO"

Legal & General made it possible for almost 1,000 children, some from schools in Education Action Zones surrounding our main offices and some young carers known to The Princess Royal Trust for Carers, to see the spectacular Cirque du Soleil show "Saltimbanco", at the Royal Albert Hall. David Prosser, Group Chief Executive, is seen here welcoming some of the children to the show.

Creating employment opportunities for deaf and hearing impaired people in Cardiff.
In 2002, building on a successful relationship with the Royal National Institute for the Deaf, Legal & General's Cardiff office recruited six deaf and hearing impaired employees. We realised that, despite having a strong equal opportunities recruitment policy, our usual forms of recruitment advertising were bypassing the deaf community. To rectify this, a project in Cardiff introduced "Deaf awareness" training, covering communication and working environments and the use of interpreters for interviews and training purposes. We began a proactive recruitment programme, tailored our emergency procedures and re-assessed Health and Safety issues. 24 first line managers have also been trained to Basic Level 1 sign language.

Re-launch of the interactive website for The Princess Royal Trust for Carers
As part of our support for The Princess Royal Trust for Carers, a team from Legal & General helped the charity to relaunch their interactive website in 2002. The website is not only a source of information and advice for carers but it also provides a forum for discussion between carers, whose commitment to looking after their loved ones can leave them feeling isolated. Legal & General provided managerial support for the development phase of the project, incorporating input from carers we employ at Legal & General. Our involvement in the project continues and we are now funding a website marketing manager. The website was re-launched in May 2002 by HRH The Princess Royal. Prior to the launch, the number of page views was 26,000 per month. Page views in December 2002 reached 166,000. To view the website, go to www.carers.org.

FIG 18. ENVIRONMENTAL TARGETS

Targets 2002	Status	Targets 2003
Direct		Direct
Reduce fixed site carbon dioxide emissions to below 100kg CO_2 per square metre at our operational properties.	✓	Reduce energy consumption by 10% on 2001 baseline at target properties by end of 2004.
Reduce operating stock of HCFC-R22 by 5% at operational properties.	✓	Reduce stock of HCFC-R22 by 25% at operational properties on 2001 baseline by the end of 2004.
Ensure that less than 40% of waste produced at target sites is disposed of directly to landfill.	✓	Ensure that less than 35% of waste produced at target sites is disposed of directly to landfill.
Reduce water consumption to 14.75m^3 per person per year at our Kingswood and Hove sites.	✗	Reduce water consumption by 4% per person on 2001 baseline by the end of 2003 at Kingswood.
Reduce consumption of copier paper per person by 5% on 2001 consumption.	✓	Reduce consumption of copier paper per person by 10% on 2001 consumption.
Legal & General Property to audit 100% of their directly managed property portfolio.*	✓	100% of target properties to be in full compliance with the environmental monitoring procedure.*
Legal & General Property to ensure the internal Environmental Management System is compliant with the ISO 14001 standard.*	✓	Ensure that 37% of target properties are fully compliant with the Environmental Management System.*
Achieve ISO 14001 certification at Bucklersbury House and Brakespear Park for facility management operations.*	✓	Increase provision of recycling facilities to 37% of target properties from the 2002 baseline of 12%.*
Remove all halon 1301 from operational properties.	✓	
Indirect		Indirect
Ensure at least 75% of our key suppliers are in full compliance with the requirements of our Environmental Purchasing Policy.	✓	Ensure at least 80% of our key suppliers are in full compliance with the requirements of our Environmental Purchasing Policy.
Legal & General Investment Management will seek to identify environmental risks and opportunities in all major UK holdings and to influence companies through the use of its vote at general meetings. The aim is to cover the top 350 over a five year period.	✓	Legal & General Investment Management will seek to identify environmental risks and opportunities in all major UK holdings and to influence companies through the use of its vote at general meetings. The aim is to cover the top 350 over a five year period.
Other		Other
Legal & General Group Plc will adopt the Association of British Insurers' disclosure guidelines on social responsibility.	✓	Further engage all our stakeholders in Legal & General's environmental activities.
Work with key stakeholders to review Legal & General's significant environmental risks.	✓	

* Investment properties only.

Building

Board of Directors

















The Team

1 Rob Margetts CBE
Chairman. Aged 56. He is also Chairman of BOC Group PLC, a director of Anglo American Plc and Chairman of the Natural Environment Research Council. Also, a member of the Council of Science and Technology, a Trustee of the Council for Industry and Higher Education and a Governor of the Imperial College of Science, Technology and Medicine. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc. Appointed in 1996.

2 David Prosser
Group Chief Executive. Aged 58. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he held positions at British Coal, where he was Chief Executive of CIN – the pensions investment management company, at Sun Alliance – the insurance company and at Hoare Govett – the stockbroker. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth.

3 Andrew Palmer
Group Director (Finance). Aged 49. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. Appointed Group Director (Finance) with effect from 1 January 2001. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4 Bernard Asher
Vice Chairman, Senior Independent Non-Executive director and Chairman of the Remuneration Committee. Aged 66. Chairman of Lonrho (Africa) Plc. Vice Chairman of the Court of Governors of the London School of Economics and Political Science. Appointed in 1998.

5 Kate Avery
Group Director (Retail Distribution). Aged 42. Joined Legal & General in 1996 as Director (Sales and Marketing). She became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. Appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management. She is a member of the Government's Advisory Committee on Business Standards and the Environment.

6 Tim Breedon
Group Director (Investments). Aged 44. Joined Legal & General in 1987 and became Director (Index Funds) in 1994. Promoted to Managing Director (Index Funds) on 1 January 2000, he was appointed Group Director (Investments) with effect from 1 January 2002. He holds a degree from Oxford University, and initially joined Standard Chartered Bank before moving to the London Business School where he took an MSc in Business Administration.

7 Frances Heaton
Independent non-executive director. Aged 58. She is Deputy Chairman of WS Atkins plc and a non-executive director of AWG plc. She is also a member of the Committee on Standards in Public Life. She was formerly an executive director of Lazard Brothers & Co. Limited and a non-executive director of the Bank of England. Appointed in July 2001, she is a member of the Audit Committee.

8 Beverley Hodson OBE
Independent non-executive director. Aged 51. She is Managing Director of UK Retail, WH Smith Group Plc. She was formerly Managing Director of Children's World, which was part of Boots Company Plc, and Managing Director of Dolcis Limited and Cable & Co. which were part of Sears Plc. She was previously a non-executive director of M&G (Prudential) and a member of the North Yorkshire & Humberside Regional Development Agency. Appointed in December 2000.

9 Gareth Hoskin
Group Director (Product and Corporate). Aged 42. Joined Legal & General in 1994 as Finance Director (Sales and Marketing). He became Director (Housing) in 1998 and Retail Marketing Director in 1999. Appointed to the Group Board on 1 January 2001. He previously held positions in Sears Plc and Price Waterhouse. A chartered accountant, he holds a degree from Salford University.

10 Barrie Morgans
Independent non-executive director and Chairman of the Audit Committee. Aged 61. He is Chairman of Azlan Group Plc and was formerly Chairman and Chief Executive of IBM UK Holdings Limited. Appointed in 1997.

11 Tim Parker
Independent non-executive director. Aged 47. Currently Chief Executive of Kwik-Fit Holdings and non-executive director of CDC Group Plc, he was previously Chief Executive of C. & J. Clark Ltd., Chief Executive of Kenwood Appliances Plc and a member of the South West Regional Development Agency. Appointed in May 2002, he is a member of the Audit Committee.

12 Robin Phipps
Group Director (UK Operations). Aged 52. Joined Legal & General in 1982 from British Gas and was appointed IT Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999. Appointed Group Director (UK Operations) with effect from 1 January 2001.

13 Dr Ronaldo Schmitz
Independent non-executive director. Aged 64. Non-executive director of GlaxoSmithKline Plc, Rohm & Haas Co. and the Cabot Corporation. He was formerly a director of Deutsche Bank AG. Appointed in October 2000.

14 Sir David Walker
Independent non-executive director. Aged 63. Senior adviser to Morgan Stanley International Limited, of which he was formerly Executive Chairman, and Chairman of the London Investment Banking Association. He was previously an Executive Director of the Bank of England, Chairman of the Securities & Investments Board and a Deputy Chairman of Lloyds Bank. Appointed in March 2002, he is a member of the Audit Committee.

Corporate Governance

The Group has complied throughout the year with the provisions of the Combined Code of the Principles of Good Governance and Code of Best Practice (the Combined Code), as annexed to the listing rules of the UK Listing Authority, the Financial Services Authority (FSA), except in respect of the publication of proxy votes at the Annual General Meeting (AGM), which is referred to below.

The Board
The Board determines the strategic direction of the Group and reviews its operating and financial position. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually. The Board meets at least 11 times during the year.

Directors
Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nominations Committee. New directors have a formal induction programme. The Board and its directors are subject to periodic external appraisal. The aim is to improve both individual contributions and group achievement. The review is based on wide consultations by an external consultant over a period, culminating in a full review of the results and consequent action. The last appraisal was conducted in 2001 and the next is planned for 2003. All directors submit themselves for re-election at AGMs at least once every three years.

There is a continuing training programme for directors and senior managers which, in 2002, included educational and business awareness programmes.

The majority of the Board are independent, non-executive directors with a wide business experience and whose remuneration consists only of fees. They have access to all information relating to the Group; the advice and services of the Group Secretary; and, as required, external advice at the expense of the Group. At the end of 2002 there were eight non-executive directors.

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of the Chairman, Group Chief Executive and directors are clearly defined, so as to give no individual unfettered powers of decision. The Chairman, the Vice Chairman (the Senior Independent non-executive director) and the other non-executive directors are independent.

Relations with shareholders
The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of both the FSA and the London Stock Exchange.

The Board regards the AGM as an important opportunity to communicate directly with private investors. Board members, including the chairmen of the Remuneration, Nominations and Audit Committees, attend the meeting and are available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the AGM.

Board Committees
The Remuneration Committee, the Nominations Committee, the Group Risk Committee and the Audit Committee are standing committees of the Board. The role and operation of the Remuneration Committee is set out in the Directors' Report on Remuneration on pages 26 to 31.

Nominations Committee
The Nominations Committee is chaired by Rob Margetts and composed of all directors. It must have a majority of non-executive directors when it meets. It is responsible for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its committees and the requirements of good corporate governance.

Group Risk Committee
The Group Risk Committee is chaired by the Group Director (Finance) and comprises senior managers drawn from across the Group. It monitors the process by which critical risks in the UK and overseas are identified and managed. It reports regularly to the main operating board and to the Audit Committee.

Audit Committee
The Audit Committee is chaired by Barrie Morgans and comprises non-executive directors. It met four times during the year to:

- review and advise the Board on the Group's interim and annual financial statements; its accounting policies; and on the control of its financial and business risks;
- review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response; and
- make recommendations on the appointment and remuneration of the external auditors and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with executive directors and management, as well as privately with both external and internal auditors. The chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The terms of reference of the Audit Committee include all matters indicated by the Combined Code, except overseeing the compliance risks which, as explained below, is the direct responsibility of the Board.

Internal Control
The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management. The performance of internal control systems is reviewed regularly by the Audit Committee and boards of subsidiary companies.

The Board regularly reviews actual and forecast performance of the businesses compared with its one year plan as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive directors are required to confirm compliance with these policies throughout the year. The results of this confirmation process are reported to the Audit Committee.

The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control systems, are described in the Operating and Financial Review.

The Chairman and Group Chief Executive oversee the policies for employee selection, assessment and development and have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed by the Board. The Group seeks to conduct business in accordance with ethical principles and there is guidance for employees on the standards required.

Review of internal control
The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls, and risk management.

Established procedures, including those already described, are in place to comply with the Combined Code. The Board assesses the effectiveness of internal control systems on the basis of:

- regular reports by management to the main operating board and the Audit Committee on the adequacy and effectiveness of internal control systems and significant control issues;

- the Group Risk Committee's review of the continuous group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives;

- compliance reports and presentations from the Head of Compliance on, at least, a quarterly basis; and

- presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Group. The Group Risk Committee's review of the significant risks to the Group includes these matters. The work of the Environment Committee, which is chaired by the Group Director (Retail Distribution), is set out on pages 20 to 21.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, internal control systems.

The results of the ongoing monitoring of financial, operational and compliance controls, and the risk management process, are reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the year.

Internal Audit
Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's resources; and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is approved by the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and Audit Committee.

Compliance
Each UK subsidiary which is subject to product and sales regulation has a compliance committee, comprising executive directors, senior managers and compliance officers. These committees receive regular compliance reports relating to these regulations which are summarised and reported by the Head of Compliance to the Group Chief Executive and the Board. For international subsidiaries, compliance matters are considered at subsidiary board level.

Financial risk management
The Group has mechanisms for monitoring underwriting, pricing, credit, liquidity, interest rate and foreign exchange risks. Risk management policies and procedures, as described in the Operating and Financial Review, are regularly reviewed by the executive directors and senior management.

During 2002 the Group established an independent Group Risk function. This function is responsible for advising the Group Risk Committee and the Board on the effectiveness of the Group's risk management framework.

Prudential regulation and the Appointed Actuary
Most of the activities of the Group relate to businesses which are subject to prudential regulation and require management to operate in a sound and prudent manner. In the UK, the Financial Services and Markets Act 2000 (the Act) has established the FSA as the regulator for most Group operations. The Act, in particular, requires long term insurance business to be written within long term insurance funds, for which the actuaries appointed under the Act have certain legal accountabilities. Appointed actuaries are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the FSA. They have access to the Board and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The FSA receives a copy of these reports. The report of the appointed actuary for the UK long term fund is subject to a peer review by an external actuary.

Going concern
The directors have prepared the financial statements on the going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Directors' Report on Remuneration

Remuneration Committee
The Committee is chaired by Bernard Asher and comprises all the non-executive directors, except the Group's Chairman. The meetings are also attended by the Group Chief Executive, except when his own remuneration is being considered, and the Group's Chairman. The Communications & Resources Director, Mark Gregory, attends as the executive responsible for remuneration policy.

The remuneration strategy, policy and approach for all staff is reviewed annually by the Committee. The Committee also makes recommendations to the Board each year in respect of executive directors' remuneration. In February 2003, the recommendations were all accepted without amendment. All share schemes are established and monitored by the Committee.

Hewitt, Bacon & Woodrow were appointed by the Remuneration Committee in April 2002 to verify that the 2002 remuneration practice for executive directors follows the policy set out in the 2001 Report on Remuneration. Their statement is at the end of this report.

In November 2002, the Committee considered whether it should appoint its own external consultants independent of management to advise upon remuneration. The Committee currently feels it is adequately advised but will review this decision periodically. The Head of Remuneration, Geoff Tucker, provides information drawn from a variety of sources and he provides analysis to the Committee.

Remuneration Policy
The Group's remuneration policy is designed to support the recruitment, motivation and retention of employees. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the relevant mid-market level with a package designed to align the interests of the employees with the shareholders and with a significant proportion of total remuneration dependent upon performance. This policy is described in more detail below for executive directors.

Remuneration Policy for Non-executive Directors
Fees for the non-executive directors are determined by the Group Board, based on a range of external information and set within the aggregate limits contained in the Articles of Association. £20,000 of the fees (£50,000 for the Chairman) is paid as a lump sum with the expectation that the amount after UK tax is used to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable. There is no other remuneration except where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities and any associated tax liability.

Remuneration Policy for Executive Directors
The remuneration of the Group's executive directors comprises salary, the possibility of an annual cash bonus based upon performance, deferred bonus, participation in long term incentive plans with returns based on share performance, together with pensions and other benefits. Share and bonus schemes are structured to provide a strong alignment of interest between the individual and the shareholders. No fees are paid to executive directors.

In order to encourage and reward performance, there is a significant proportion of reward dependent on company and individual performance. Around one half of directors' total remuneration is dependent on target performance with a maximum at grant of up to three quarters.

Remuneration reflects individual experience and responsibility. It is based on relevant individual market comparators, related to job size, function and sector, and individual and company performance. Judgements are based on a range of external information, mainly from major remuneration consultants (including Towers Perrin; Watson Wyatt; New Bridge Street; Monks and MacLagans). The practice is to use at least two independent sources of information for each individual decision. The executive director comparator market is considered to be mainly the FTSE 100 companies, with special reference to major companies in the UK financial services sector.

Salary
The practice is to pay salaries at the mid-market level for the individual performance within the context of the relevant market for the job. This is the only pensionable remuneration. Salaries are reviewed annually with effect from January.

Variable cash bonus
The immediate annual cash bonus is based on the mid-market bonus for the job in comparator companies. The amount varies according to the performance of the business and the individual, measured against pre-determined objectives, with bonus rather than salary being the reward for high performance. These objectives are outlined in the table below. Compliance with regulations is a major determinant of bonuses. There is a maximum cash bonus which has been increased to 60% of salary in line with market practice. It will only exceed the cap in exceptional circumstances where market practice, together with business and individual performance, makes it appropriate.

Executives each have five or six objectives for 2003, one of which is a Group Achieved Profit target applicable to all executives. The other objectives are specific measures of achievement by business or individual. The bonus which results from the delivery of these objectives will be reviewed by the Committee based on its view of the executive's overall performance.

Deferred bonus
The deferred bonus scheme used in 2003 for 2002 performance was the Share Bonus Plan. The plan grants conditional shares which are held in a trust for three years. It is a deferred bonus scheme based on annual performance, not a long term incentive plan. Thus there are no performance conditions for release. No dividends are paid and shares are not normally released if the executive leaves the Group's employment. The Restricted Share Plan, used until 2002, was closed in December 2002. The value of the shares awarded to directors has been reported.

Long term incentives
The Group's Long Term Incentive Plans have been developed to reflect market practice and to provide long term management focus and motivation. The Committee believes that a significant element of executives' remuneration should be linked to the delivery of above average long term returns for shareholders. Executives' interests in both relative and absolute share price performance are important. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business. The Group Chief Executive is expected to have a holding of shares valued at twice salary while the other executive directors will be expected to build towards a holding valued at one times their salary. The Committee will decide whether individual holdings are sufficient to allow future grants.

There are two long term Plans, the Executive Share Option Scheme and the Performance Share Plan. Only one of these is used for an individual in any one year. The Committee intends that grants of share options should be based on the company's performance in increasing the comparative value of the business. Share options will only vest if the Group's Total Shareholder Return (TSR) exceeds the median TSR for the FTSE 100 companies for a period of at least three years, commencing on the date of grant. The FTSE 100 is considered the most appropriate comparator group as there is no reasonable industry grouping for comparison.

The Committee reviews the quantum of share options granted each year to ensure that it is in line with the market. The maximum annual grant is currently 2 times base salary.

The Performance Share Plan grants conditional shares, based upon performance. The Plan was used to offer these performance shares in 2003 in respect of 2002 performance. Where the executive was given the alternative of share options, it was on the basis of one performance share for four share options.

Executive directors' 2003 objectives:

Executive	Objective 1	Objective 2	Objective 3	Objective 4	Objective 5	Objective 6
Kate Avery	Group operating profit	UK operations new business	Partnership targets	Direct targets	General Insurance targets	n/a
Tim Breedon	Group operating profit	Investment Mgmt profit	Investment Mgmt new business	Active Funds performance	Strategic projects	n/a
Gareth Hoskin	Group operating profit	UK operations new business	Pensions targets	Unit trust targets	Products development	Cost control
Andrew Palmer	Group operating profit	Financial reporting	Management information	Group capital	Strategy	Risk and control
Robin Phipps	Group operating profit	UK operations new business	Distribution strategy	Service and cost	Market share	Training and competency
David Prosser	Group operating profit	Business value	New business	Group capital	Strategy	Distribution mix

Non compliance with regulations would lead to a reduction in bonus.

Under the Performance Share Plan, the number of performance shares transferred to the individual is dependent on the Legal & General's TSR compared with that of the other FTSE 100 companies at the date of award, measured over a three year period. The minimum number of performance shares is transferred if the Total Shareholder Return is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any shares arising from 2000, 2001 and 2002 grants will be released in 2003, 2004 and 2005 respectively provided the performance targets are met.

A chart is shown below which gives Legal & General's TSR compared with the FTSE 100 TSR over the last 5 years. Total Shareholder Return is the change in the share price plus dividends re-invested in Legal & General shares.

Group Chief Executive

Following the deferral of the Group Chief Executive's retirement from his Normal Retirement Date in 2004, the Committee wish to ensure that he continues to be rewarded appropriately. As he is no longer eligible for share options or performance shares, the Committee has decided for 2002 to match his cash bonus with Share Bonus Plan shares. For 2003 performance, the Committee is planning to introduce a new package based on salary, immediate cash bonus, deferred cash bonus on a similar basis to the Share Bonus Plan and a deferred cash bonus payable on meeting performance conditions similar in character to those currently used for the Performance Share Plan. This approach will align the Group Chief Executive's pay with that of the other directors.

Other Share Schemes

There are share schemes for all UK employees. Executive directors participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option scheme, the employee profit sharing scheme (the last awards under which were made in April 2000), the Company Share Option Plan and the Employee Share Plan.

Benefits

Other benefits provided by the Group are:

- a car allowance;
- medical insurance; and
- staff discounts. Legal & General products can be acquired by executive directors on the terms applicable to other members of staff.

Total Shareholder Return


160
150
140
130
120
110
100
90
80
97
98
99
00
01
02
Legal & General
FTSE 100 Share Index

Directors' Report on Remuneration
Continued

Directors' Remuneration[i]

	Salary/fees £'000	Benefits £'000	Expenses £'000	Annual Bonus Cash £'000	Annual Bonus Deferred £'000	Total 2002 £'000	Total 2001 £'000	Performance share plan 2002 £'000	Performance share plan 2001 £'000
Executive:									
Kate Avery	250	17	–	100	60	**427**	392	**22**	21
Tim Breedon*	280	17	–	250	84	**631**	–	**–**	–
Gareth Hoskin	221	17	–	85	51	**374**	296	**22**	13
Andrew Palmer	315	17	2	160	94	**588**	510	**82**	21
Robin Phipps	340	17	–	160	96	**613**	597	**82**	43
David Prosser	630	17	4	350	350	**1,351**	1,219	**179**	114
Former executive:									
Anthony Hobson	–	–	–	–	–	**–**	89	**–**	57
David Rough	–	–	–	–	–	**–**	581	**–**	71
	2,036	102	6	1,105	735	**3,984**	3,684	**387**	340
Non-executive:									
Bernard Asher	77					**77**	70		
Frances Heaton	47					**47**	25		
Beverley Hodson	47					**47**	40		
Rob Margetts	187					**187**	160		
Barrie Morgans	57					**57**	41		
Tim Parker	37					**37**	–		
Ronaldo Schmitz	47					**47**	42		
Sir David Walker	42					**42**	–		
Former non-executive:									
Lord Burns	–					–	43		
Honor Chapman	–					–	10		
Elizabeth Wall	–					–	33		
Alan Wheatley	20	1				**21**	61		
	2,597	103	6	1,105	735	**4,546**	4,209	**387**	340

* In March 2003 Tim Breedon also received a cash bonus of £44,167 deferred from 2000 in recognition of his success in his previous role of Managing Director (Index Funds). He will receive £53,334 in 2004 in respect of 2001.

The remuneration of the highest paid director in 2002, excluding pension entitlement and the value of options granted, but including the value of shares received under the long term incentive scheme, was £1,555,000; including gains on the exercise of share options of £25,000. The remuneration of the highest paid director in 2001 was £1,333,000; including gains on the exercise of share options of £Nil.

The performance share plan in the table above is the group's long term incentive scheme for which the 1999 award matured in 2002. The Group's total shareholder return ranked 47th in the returns for other FTSE-100 companies over the period 1999/2002. Accordingly, 1.3 times the basic number of shares under the plan were transferred to the executive directors as shown above.

Directors' Share Interests[i]

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the Employee Share Plan, Restricted Share Plan and Profit Sharing Scheme in previous years and not yet vested, are shown below. These exclude shares awarded by the Company under the Share Bonus Plan and the Performance Share Plan.

	31 December 2002	1 January 2002†		31 December 2002	1 January 2002†
Bernard Asher	38,881	12,381	Barrie Morgans	52,526	34,589
Kate Avery	256,460	117,682	Andrew Palmer	382,736	206,392
Tim Breedon	634,461	497,522	Tim Parker	9,465	0
Frances Heaton	14,035	3,627	Robin Phipps	795,838	542,705
Beverley Hodson	14,120	3,695	David Prosser	2,152,617	1,424,937
Gareth Hoskin	130,474	82,287	Ronaldo Schmitz	21,394	9,468
Rob Margetts	141,505	90,738	Sir David Walker	9,465	0

† or date of appointment if later.

Share Options[i]

Options awarded to executive directors under the Company Share Option Plan and Executive Share Option Scheme or acquired under the Company's Save As You Earn/Share Option schemes comprise:

Movements in year		Share options 1 Jan 2002	Options (exercised) granted	Adjustment for Rights Issue	Share options 31 Dec 2002	Exercise price adjusted for Rights Issue (p)	Earliest exercise date	Latest exercise date
Kate Avery	(SAYE)	30,228		2,750	32,978	59	3.10.03	2.4.04
	(SAYE)		14,449	1,314	15,763	114	1.5.09	31.10.09
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(CSOP)	17,956		1,633	19,589	149	10.4.04	9.4.11
	(ESOS)	202,044		18,386	220,430	149	10.4.04	9.4.11
					289,305			
Tim Breedon	(SAYE)	7,750		705	8,455	115	1.10.02	31.3.03
	(SAYE)		10,555	960	11,515	82	1.10.05	31.3.06
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(ESOS)	71,600		6,515	78,115	162	23.4.02	22.4.09
					98,630			
Gareth Hoskin	(SAYE)	3,125		284	3,409	114	5.4.03	4.10.03
	(SAYE)	4,305		391	4,696	124	1.9.03	29.2.04
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(CSOP)	17,956		1,633	19,589	149	10.4.04	9.4.11
	(ESOS)	202,044		18,386	220,430	149	10.4.04	9.4.11
					248,669			
Andrew Palmer	(SAYE)	7,133		649	7,782	124	2.4.04	1.10.04
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(CSOP)	17,956		1,633	19,589	149	10.4.04	9.4.11
	(ESOS)	282,044		25,666	307,710	149	10.4.04	9.4.11
	(ESOS)		400,000	36,400	436,400	147	10.4.05	9.4.12
					772,026			
Robin Phipps	(SAYE)	6,250		568	6,818	114	4.4.03	3.10.03
	(SAYE)	1,426		129	1,555	124	2.4.04	1.10.04
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(CSOP)	17,956		1,633	19,589	149	10.4.04	9.4.11
	(ESOS)	332,044		30,216	362,260	149	10.4.04	9.4.11
					390,767			
David Prosser	(SAYE)	31,028	(31,028)		0	38*	1.6.02	30.11.02
	(SAYE)	7,175		652	7,827	124	1.9.03	29.2.04
	(CSOP)	500		45	545	158	11.4.03	10.4.10
	(CSOP)	17,956		1,633	19,589	149	10.4.04	9.4.11
	(ESOS)	1,382,044		125,766	1,507,810	149	10.4.04	9.4.11
					1,535,771			

* The exercise price for this SAYE which was exercised on 25 June 2002 has not been adjusted for the Rights Issue.

No options lapsed during 2002. As at 31 December 2002, there were 3,290,675 options outstanding where the exercise price exceeded the market price of 96p at 31 December 2002. The range during 2002 was 84.12p to 155.41p.

The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Directors' Report on Remuneration

Continued

Pension Entitlements[i]

	Age at 31 December 2002	Increase in accrued pension in 2002 £'000	Accumulated accrued pension at 31 December 2002 £'000	Transfer value of accrued benefits at 31 December 2002 £'000	Transfer value of accrued benefits at 31 December 2001 £'000	Increase/ (decrease) in 2002 £'000
Kate Avery	42	2	11	75	88	(13)
Tim Breedon	44	30	76	605	492	113
Gareth Hoskin	42	2	13	98	120	(22)
Andrew Palmer	49	12	121	1,284	1,392	(108)
Robin Phipps	52	12	162	2,039	2,134	(95)
David Prosser	58	33	395	6,610	6,167	443

The increase in accrued pension during the year excludes any increase for inflation.

Executive directors are entitled on retirement from Legal & General at age 60 and subject to statutory limits to pensions as follows:

- Andrew Palmer, Robin Phipps and David Prosser: two thirds of their annual salary;
- Tim Breedon: one sixtieth of eligible salary for each year of service;
- Kate Avery and Gareth Hoskin: as Tim Breedon but capped at the statutory limit, currently £97,200, plus a cash allowance of 15% of salary above these earnings.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. Substantial protection is also offered in the event of serious ill health; this latter benefit has no transfer value in the event of the insured leaving service.

Long Term Incentive Schemes[i]

Directors' conditional awards for Performance Share Plan	Year of award			Year of vesting	
	2000	2001	2002	Earliest	Latest
Kate Avery	20,000	–	75,000	2003	2005
Tim Breedon	20,000	12,500	87,500	2003	2005
Gareth Hoskin	20,000	–	62,500	2003	2005
Andrew Palmer	50,000	–	–	2003	2003
Robin Phipps	50,000	–	100,000	2003	2005
David Prosser	110,000	–	–	2003	2003

The value on vesting of any shares received by directors under the Performance Share Plan is disclosed in the Report and Accounts in the year of vesting.

As described earlier, an executive share option scheme is in operation. The facility for executive directors to elect to take Performance Share Plan shares as an alternative to executive share options was not available in respect of 2000, and so no Performance Share Plan awards were made to directors in 2001. The award to Tim Breedon was made to him in respect of his previous position as Managing Director (Index Funds).

In 2003, in respect of performance in 2002, the Remuneration Committee decided that executive directors should be granted the following share options, Kate Avery 500,000; Tim Breedon 625,000; Gareth Hoskin 450,000; Andrew Palmer 700,000; and Robin Phipps 750,000. Each executive director will decide whether, as an alternative, to take shares instead of options in the ratio of four share options to one Performance Share Plan share.

Gains on the Exercise of Share Options[i]

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain 2002 £'000	Gain 2001 £'000
Robin Phipps	(SAYE)				–	62
David Prosser	(SAYE)	31,028	38	117	25	
					25	62

(i) The information in these tables has been audited by the independent auditors, PricewaterhouseCoopers LLP.

Directors' Loans
At 31 December 2002 there were no mortgage loans outstanding to directors. At 31 December 2001, there was a mortgage loan outstanding of £392,795 made to one director.

Employment Contracts
The notice entitlement of all executive directors is a six month rolling notice period, plus a six months' salary and benefits entitlement on termination.

The Group Chief Executive's delayed retirement does not affect his pension entitlement on the previous page.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office.

External Appointments
The Company encourages its executives to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

The Directors' Report on Remuneration was approved by the directors on 26 February 2003.



Bernard Asher
Chairman of the Remuneration Committee

Independent Verification Review

On 19 April 2002 Legal & General Group Plc appointed Hewitt, Bacon & Woodrow (Hewitt) to verify that the 2002 remuneration practice for executive directors follows the Remuneration Policy put to the 2001 Annual General Meeting (AGM). Our appointment was announced at the AGM on 30 April 2002.

In conducting this work, Hewitt has examined all aspects of Executive Director remuneration as detailed in the policy statement. This includes linkages between remuneration and performance, and alignment with shareholders' interests; as well as the actual levels of remuneration paid.

Hewitt has now conducted this work and we have concluded that, at the date of publication of the 2002 Annual Report & Accounts, the remuneration practice during 2002 for Legal & General Executive Directors has been in line with the stated Remuneration Policy set out in the 2001 Annual Report & Accounts and put to the last AGM.

Independent Auditors' Report

To the members of Legal & General Group Plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 34. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report (the auditable part).

Respective responsibilities of Directors and Auditors
The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. The other information comprises only the report of the directors, the unaudited part of the directors' remuneration report, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the audit work does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Basis of Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 26 February 2003

Report of the Directors

Principal activities and significant changes
Legal & General Group Plc (the Company) is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 60. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 6 to 17.

Result for the year
The results for the year ended 2001 have been restated following the adoption of Financial Reporting Standard 19, Deferred tax; earnings and dividends per share have been restated to reflect the 2002 Rights Issue.

The loss for the financial year was £180m (2001: £144m loss) and the loss per share was 3.07p (2001: 2.57p loss). The consolidated balance sheet on pages 38 and 39 and the consolidated profit and loss account on pages 35 to 37 show the affairs of the Group as at, and for the year ended, 31 December 2002. An analysis of worldwide life and pensions written premiums is shown on page 46, Note 2(vi). The general insurance written premiums are shown on page 45, Note 2(v).

Dividend
The directors recommend the payment of a final dividend of 3.25p per share. With the interim dividend of 1.53p per share paid on 1 October 2002, this brings the total dividend for 2002 to 4.78p per share (2001: 4.67p), an increase of 2.4%. The final dividend will be paid on 1 May 2003 to members registered at the close of business on 4 April 2003. The cost of the dividend for the year is £297m, leaving a retained loss of £477m.

Directors
The directors of the Company, together with biographical notes, are shown on pages 22 and 23. All the directors remained in office throughout 2002 with the exception of Sir David Walker who was appointed on 1 March 2002 and T.C. Parker who was appointed on 1 May 2002.

A.E. Wheatley retired from the Board at the conclusion of the Annual General Meeting on 30 April 2002.

The directors retiring by rotation at the Annual General Meeting (AGM) are B.H. Asher, B.C. Hodson, A.W. Palmer and R.A. Phipps, who, being eligible, offer themselves for re-election.

T.C. Parker was appointed since the last AGM and, being eligible, offers himself for election.

A.W. Palmer and R.A. Phipps have service contracts which are terminable by them or the Company on receipt of no less than six months written notice. On termination, they would become entitled to six months salary and benefits.

B.H. Asher, B.C. Hodson and T.C. Parker do not have service contracts with the Company.

The Directors' Report on Remuneration on pages 26 to 31 provides details of the current incentive schemes; the interests of directors in the share capital of the Company; and details of their share options and other long term incentive schemes. There have been no changes in the directors' share interests between 31 December 2002 and 26 February 2003 save that on 2 January 2003 and 3 February 2003 each of the executive directors acquired 130 and 158 shares, respectively, pursuant to their participation in the Employee Share Plan.

United Kingdom employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve an awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn Share Option Scheme, a Profit Sharing Scheme, a Company Share Option Plan and an Employee Share Plan, all of which are Inland Revenue approved. Details of employee share schemes and long term incentives are set out on pages 26 and 27.

Information on the number of employees and their remuneration is shown on page 59, Note 27.

Purchase of own shares
The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 325,113,232 ordinary shares of 2.5p each, having an aggregate nominal value of £8,127,831 being 5% of the issued nominal ordinary share capital as at 31 December 2002. A Special Resolution seeking shareholders' authority is set out in the notice of the AGM on page 72.

Share capital
On 26 September the Company increased its authorised share capital to £230m by the creation of 3,200m shares and on 23 October 2002 increased its issued share capital by 1,341.6m shares by means of a Rights Issue (on the basis of 13 new shares at 60p for every 50 held).

As at 26 February 2003, the Company had received notifications from AXA S.A. and Scottish Widows Investment Partnership of holdings in the Company's issued share capital amounting to 3.70% and 3.12%, respectively.

Resolution 6, set out in the notice of the AGM, will authorise the directors to allot up to an aggregate nominal amount of £8,127,831 being 5% of the total issued share capital as at 31 December 2002.

Resolution 7, set out in the notice of the AGM, will authorise the directors to issue further shares up to the equivalent of 5% of the Company's issued share capital as at 31 December 2002 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 53, Note 18.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the members in general meeting.

Report of the Directors

Continued

Environment
Details of the Group's commitment to environmental issues as part of its Social Responsibility Programme are set out on pages 20 to 21.

United Kingdom donations
During 2002, charitable donations totalling £906,000 (2001: £750,000) were made.

No political donations were made during the year (2001: none).

Payment of suppliers
The Group agrees terms and conditions for its business transactions with suppliers.

Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2002 was 32 (2001: 33).

Auditors
Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 22 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors to hold office until the conclusion *of the next general meeting at which the accounts are laid before the Company.* A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the AGM.

On behalf of the Board

David Binding
Group Secretary
26 February 2003

Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the *Company and of the Group and of the profit or loss of the Group for that period,* and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group; and
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

Consolidated Profit and Loss Account

For the year ended 31 December 2002

Technical Account – General Business

	Notes	2002 £m	2001 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**328**	285
– outward reinsurance premiums		**(24)**	(16)
	2(v)	**304**	269
Change in the provision for unearned premiums			
– gross		**(12)**	(2)
– reinsurers' share		**4**	3
		296	270
Allocated investment return transferred from the non-technical account	6	**18**	18
		314	288
Claims incurred, net of reinsurance			
Claims paid			
– gross		**179**	175
– reinsurers' share		**(2)**	(1)
		177	174
Change in the provision for claims			
– gross		**(3)**	(15)
– reinsurers' share		**(1)**	0
		173	159
Changes in other technical provisions, net of reinsurance		**(4)**	(6)
Net operating expenses	7	**99**	98
Change in the equalisation provision		**5**	6
		273	257
Balance on the technical account – general business		**41**	31
comprising:			
Underwriting result		**28**	19
Change in the equalisation provision		**(5)**	(6)
Investment return		**18**	18
		41	31

Consolidated Profit and Loss Account

For the year ended 31 December 2002

Technical Account – Long Term Business

	Notes	2002 £m	2001 Restated £m
Premiums, net of reinsurance			
– gross premiums written	2(vi)	4,804	4,799
– outward reinsurance premiums		(116)	47
		4,688	4,846
Investment income and realised gains	6(i)	3,703	4,135
Other technical income		14,708	11,615
		23,099	20,596
Claims incurred, net of reinsurance			
Claims paid			
– gross		9,332	7,924
– reinsurers' share		(126)	(97)
		9,206	7,827
Change in the provision for claims			
– gross		9	100
– reinsurers' share		(10)	(4)
		9,205	7,923
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		2,166	1,738
– reinsurers' share		(1,389)	(442)
		777	1,296
Provisions for linked liabilities		(1,670)	295
		(893)	1,591
Net operating expenses	7	835	1,010
Investment expenses and charges	6(ii)	1,105	52
Unrealised losses on investments		14,509	12,144
Other technical charges		13	21
Tax attributable to the long term business	9	(157)	(121)
Allocated investment return on shareholder retained capital (SRC) transferred to the non-technical account	6	(478)	(258)
Transfers to the fund for future appropriations		(1,330)	(1,906)
		22,809	20,456
Balance on the technical account – long term business		290	140

Consolidated Profit and Loss Account

For the year ended 31 December 2002

Non-Technical Account

	Notes	Continuing operations £m	Discontinued operations £m	Total 2002 £m	2001 Restated £m
Profit from general business					
Balance on the technical account – general business		41		41	31
Profit from long term business					
Balance on the technical account – long term business		290		290	140
Tax credit attributable to balance on					
the technical account – long term business		73		73	16
	2(iv)	363		363	156
Other operations					
Investment income and realised gains	6(i)	72	52	124	164
Allocated investment return on the SRC					
transferred from the technical account – long term business	6	(478)		(478)	(258)
Investment expenses and charges	6(ii)	(57)	(41)	(98)	(113)
Unrealised losses on investments		(43)		(43)	(44)
		(506)	11	(495)	(251)
Allocated investment return					
transferred to the technical account – general business	6	(18)		(18)	(18)
		(120)	11	(109)	(82)
Other income		123	2	125	94
Other charges		(149)	(9)	(158)	(134)
Profit on sale of Banking operations		–	36	36	–
Profit on sale of Fairmount Group plc		–	–	–	8
(Loss)/profit on ordinary activities before tax		(146)	40	(106)	(114)
Tax on (loss)/profit on ordinary activities	9	(74)	0	(74)	(30)
(Loss)/profit for the financial year		(220)	40	(180)	(144)
Dividends	3	(297)		(297)	(261)
Retained (loss)/profit		(517)	40	(477)	(405)

	Notes			p	p
Earnings per share	8			(3.07)	(2.57)
Diluted earnings per share	8			(3.07)	(2.57)
Dividend per share				4.78	4.67

Consolidated Balance Sheet

As at 31 December 2002

Assets

	Notes	2002 £m	2001 Restated £m
Investments			
Land and buildings	13(i)	3,589	3,526
Other financial investments	13(ii)	28,853	30,938
		32,442	34,464
Assets held to cover linked liabilities	17	69,723	70,982
Reinsurers' share of technical provisions			
Provision for unearned premiums		12	8
Long term business provision		2,327	938
Claims outstanding		45	35
Other technical provisions		1	2
Technical provisions for unit-linked liabilities		5	4
		2,390	987
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		113	114
– Intermediaries		34	32
		147	146
Debtors arising out of reinsurance operations		88	74
Other debtors		276	217
		511	437
Other assets			
Tangible assets	15	31	37
Cash at bank and in hand		309	124
Purchased interests in long term business	16	39	30
		379	191
Prepayments and accrued income			
Accrued interest and rent		392	332
Deferred acquisition costs		832	837
Other prepayments and accrued income		24	29
		1,248	1,198
Total assets		106,693	108,259

Consolidated Balance Sheet

As at 31 December 2002

Liabilities

	Notes	2002 £m	2001 Restated £m
Capital and reserves			
Called up share capital	18	**163**	129
Share premium account	18	**905**	147
Profit and loss account	12	**2,116**	2,601
Shareholders' funds – equity interests		**3,184**	2,877
Fund for future appropriations		**516**	1,845
Technical provisions			
Provision for unearned premiums		**172**	160
Long term business provision		**30,475**	28,339
Claims outstanding		**331**	328
Equalisation provision		**40**	34
Other technical provisions		**6**	11
		31,024	28,872
Technical provisions for linked liabilities		**69,413**	70,848
Provisions for other risks and charges			
Provisions for taxation	19	**51**	371
Creditors			
Creditors arising out of direct insurance operations		**69**	59
Creditors arising out of reinsurance operations		**19**	34
Debenture loans – Convertible bond	22	**516**	515
Amounts owed to credit institutions	22	**1,073**	1,127
Bank customer deposits		**–**	1,043
Other creditors including taxation and social security	25	**828**	668
		2,505	3,446
Total liabilities		**106,693**	108,259

Reconciliation of Movements in Shareholders' Funds

	2002 £m	2001 Restated £m
At 1 January as originally reported	**2,762**	3,187
Prior year adjustment in respect of FRS 19 (see Note 9)	**115**	68
At 1 January as restated	**2,877**	3,255
Total recognised gains and losses	**(188)**	(142)
Dividends	**(297)**	(261)
Issue of share capital	**792**	5
Goodwill written back on sale of Fairmount Group plc	**–**	20
At 31 December	**3,184**	2,877

Company Balance Sheet

As at 31 December 2002

	Notes	2002 £m	2001 Restated £m
Fixed assets	20	**4,842**	4,145
Current assets			
Amounts owed by Group companies		**245**	188
Tax		**6**	6
Other debtors		**13**	11
		264	205
Creditors: amounts falling due within one year			
Amounts owed to Group companies		**(2)**	(2)
Other creditors and accruals		**(7)**	(9)
Dividends	3	**(211)**	(177)
		(220)	(188)
Net current assets		**44**	17
Total assets less current liabilities		**4,886**	4,162
Creditors: amounts falling due after more than one year			
Convertible bond	22	**516**	515
Amounts owed to Group companies		**1,186**	770
		1,702	1,285
Shareholders' net assets		**3,184**	2,877
Representing capital and reserves			
Called up share capital	18	**163**	129
Share premium account	18	**905**	147
Revaluation reserve	21	**1,612**	2,108
Profit and loss account	21	**504**	493
Shareholders' funds – equity interests		**3,184**	2,877

The notes and statements on pages 42 to 64 form an integral part of these financial statements.

The financial statements on pages 35 to 64 and the supplementary financial statements on pages 65 to 71 were approved by the directors on 26 February 2003.

Rob Margetts
Chairman

David Prosser
Group Chief Executive

Andrew Palmer
Group Director (Finance)

Statement of Total Recognised Gains and Losses

For the year ended 31 December 2002

	2002 £m	2001 Restated £m
Loss for the financial year	**(180)**	(144)
Exchange (losses)/gains	**(8)**	2
Total recognised gains and losses relating to the year	**(188)**	(142)
Prior year adjustment in respect of FRS 19 (see Note 9)	**115**	
Total gains and losses recognised since last Annual Report	**(73)**	

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Notes	2002 £m	2001 Restated £m
Net cash inflow/(outflow) from operating activities	24(i)	**520**	(79)
Interest paid on operational borrowings		**(52)**	(24)
Tax received/(paid)		**18**	(20)
Capital expenditure: net payments		**(1)**	0
Net cash received on disposal of banking operations	24(iii)	**20**	–
Net cash received on disposal of Fairmount Group plc	24(iv)	**–**	34
Acquisition of subsidiaries from the long term fund	24(v)	**(107)**	(570)
Dividends paid		**(263)**	(250)
Financing	24(ii)	**1,010**	837
		1,145	(72)
Cash flows (excluding long term business and SRC) were invested/(divested) as follows:			
Cash holdings		**4**	(6)
Land and buildings		**0**	(1)
Shares, other variable yield securities and units in unit trusts		**18**	13
Debt securities and other fixed income securities		**83**	(34)
Loans secured by mortgages		**75**	–
Other loans and investments		**(162)**	(20)
Deposits with credit institutions		**1,127**	(24)
Net portfolio investment/(divestment)	24(ii)	**1,141**	(66)
		1,145	(72)

Notes to Financial Statements

1. Accounting Policies

Basis of Preparation

Both the Group's and Company's financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985. These financial statements conform with the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in December 1998 as amended by recent accounting standards.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

The transitional provisions of Financial Reporting Standard (FRS) 17 'Retirement Benefits' applicable to the 2002 reporting period have been adopted in these financial statements.

The provisions of FRS 19 'Deferred Tax' have been adopted in these financial statements; prior year figures have been restated. The effect of this change in accounting policy is disclosed in note 9.

Basis of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 30(ii). Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Long Term Insurance Business

The results of UK long term business are reported using the modified statutory solvency (MSS) basis of accounting set out in the SORP.

Profits for international long term business are reported on bases consistent with MSS or, in the case of US business, under US GAAP.

Premium and other technical income

Premiums from linked policies and other technical income from institutional pension fund management business, are recognised in the technical account – long term business when the liabilities arising therefrom are created. The exception is where institutional fund management business is temporarily held, generally as part of a portfolio reconstruction, in which case income is not recognised. All other premiums including annuity considerations are accounted for when due for payment.

Deferral of acquisition costs

Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year are deferred to the extent that they are recoverable out of future revenue margins, either by including a zillmer adjustment, or by use of an explicit asset which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Claims

Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. Critical illness claims are accounted for when admitted. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision

The long term business provision is calculated on actuarial principles. Other than for US business where the provision is that required by US GAAP, the calculation is in accordance with local prudential statutory reporting for solvency. For non profit business the basis of the calculation has changed from the net premium method to the gross premium method. It is estimated that in 2002 this has resulted in a decrease in the long term business provision of £42m, a decrease in the deferred acquisition cost asset of £22m, and a net increase in profit before tax of £20m.

Fund for future appropriations (FFA)

The FFA comprises funds which have not been allocated at the balance sheet date between with-profits policyholders and shareholders.

Tax

The investment return on shareholders' funds within the UK long term fund is included in the Balance on the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the Balance on the technical account – long term business for UK operations is grossed up at the corporation tax rate applicable for the period. For international long term business, the balance is grossed up to reflect the actual tax due for the period.

General Insurance Business

Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

An equalisation provision is established under the requirements of the FSA's Interim Prudential Sourcebook for Insurers, to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities arising from in-force business because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Premium income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

Deferral of acquisition expenses

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims

Claims and related reinsurance recoveries are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled; and
- claims incurred but not yet reported.

An unexpired risk provision is made for any overall excess of expected claims and deferred acquisition costs over unearned premiums and after taking account of investment return.

Investments

Investment return

The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise backing long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of investment return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income

Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense

Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under derivative instruments which are amortised over the interest period to which they relate. Unrealised gains and losses on derivative instruments undertaken to hedge the interest rate on prospective debt issues are deferred until the debt is issued and then amortised over the life of the debt issued. It is reported in investment expenses and charges.

Investment valuations

Listed investments are stated at market value, unlisted investments at directors' valuation and loans secured by mortgages and loans at values based on current interest rates. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are stated at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses

Realised gains and losses on investments are calculated as the difference between net sales proceeds and the purchase price.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and their purchase price. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings

Shares in subsidiary undertakings (other than those listed in Note 30(ii)) are stated at the Company's share of their net assets. Unrealised gains or losses arising on investments in subsidiary undertakings are taken to the revaluation reserve.

Purchased interests in long term business

Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking are capitalised at an actuarially determined fair value. These amounts are amortised over the anticipated lives of the related contracts in the portfolio.

Goodwill

Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Other Activities

Capital expenditure

Expenditure on equipment (principally computers and cars) is depreciated over periods ranging up to four years, having regard to expected residual values. Other items of capital expenditure are charged to the profit and loss account as incurred.

Deferred tax

Deferred tax is recognised in respect of timing differences which have not reversed at the balance sheet date and which result in an obligation to pay more tax, or a right to pay less tax, at a future date. Deferred tax is measured at rates expected to apply when the timing differences reverse, based on current tax rates and law. Deferred tax assets are recognised to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Assets, liabilities and income and expenditure transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor income and expenditure transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange gains and losses are taken to reserves, except for those arising on cash settlements which are included in the profit and loss account. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of the net assets of overseas subsidiary undertakings less revaluations of any related borrowings are taken to reserves.

Pension costs

The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas. The assets of all UK defined benefit schemes are held in separate trustee administered funds which have been subject to regular valuation every three years updated by formal reviews at reporting dates by qualified actuaries who were employees of the Group.

Assets of defined benefit pension schemes are measured using market values while liabilities are measured using projected unit methods, discounted at the current rate of return of high quality corporate bonds of equivalent term and currency to the liability.

The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet.

Other income and charges

Other income comprises primarily fee income from estate agency operations, institutional fund management and retail investment business and banking and is accounted for when due.

Other charges comprises primarily the expenses incurred in estate agency operations, institutional fund management and retail investment business and banking, together with unallocated corporate expenses. Acquisition costs which are directly attributable to sales of retail investments for which there is no initial charge but a withdrawal fee, are deferred and charged against profits. Other costs are accounted for as they arise.

2. Segmental Analysis

(i) New business	Annual 2002 £m	Single 2002 £m	Annual 2001 £m	Single 2001 £m
Life and pensions				
UK				
– Life individual non-linked	132	1,172	95	1,134
– Life individual linked	9	259	43	104
– Life group non-linked	30	–	32	–
– Pensions individual non-linked	13	567	18	494
– Pensions individual linked	149	309	105	227
– Pensions group non-linked	7	373	14	815
Total UK	340	2,680	307	2,774
USA	57	3	52	1
Netherlands	10	87	8	91
France	5	111	7	109
	412	2,881	374	2,975
Investment business				
Retail investment business				
ISAs – UK	44	720	38	467
Unit trusts				
– UK	7	802	1	405
– France	–	32	–	35
Institutional fund management				
UK managed pension funds				
– Pooled funds		12,359		10,608
– Segregated funds		1,039		2,571
– Limited partnerships		167		–
		13,565		13,179
Other funds		402		40
	51	15,521	39	14,126

The UK pooled managed pension funds of £12.4bn (2001: £10.6bn) reported above are included in Other technical income within the technical account – long term business. Additional funds amounting to £2.1bn (2001: £2.6bn) have been excluded from Other technical income. These funds are held on a temporary basis generally as part of a portfolio reconstruction.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

2. Segmental Analysis continued

(ii) Operating profit before tax from continuing operations	2002 £m	2001 £m
Life and pensions		
– UK (see Note 2(vi))	**366**	353
– USA	**52**	50
– Netherlands	**8**	12
– France	**(5)**	(1)
	421	414
Institutional fund management	**50**	41
General insurance (see Note 2(v))	**46**	37
Other operational income (see Note 2(iii))	**(24)**	1
	493	493

(iii) Other operational income	2002 £m	2001 £m
Shareholders' other income (excluding SRC)		
– Investment return on shareholders' funds	**54**	52
– Interest expense	**(52)**	(24)
	2	28
Other operations	**(14)**	(17)
Unallocated corporate and development expenses	**(12)**	(10)
	(24)	1

(iv) Reconciliation between operating profit and profit before tax	Long term business 2002 £m	General insurance 2002 £m	Other 2002 £m	Total 2002 £m	Total Restated 2001 £m
Operating profit from continuing operations	**421**	**46**	**26**	**493**	493
Operating profit from discontinued operations			**4**	**4**	4
	421	**46**	**30**	**497**	497
Long term profit included in institutional fund management result	**35**		**(35)**	**–**	–
Investment return on SRC in the UK long term fund	**136**		**(478)**	**(342)**	(147)
Net capital released from/(invested in) non-profit business	**46**			**46**	(179)
Accrued transfer to shareholders in respect of non-profit business included in operating profit	**(275)**			**(275)**	(224)
	363	**46**	**(483)**	**(74)**	(53)
Variation from longer term investment return		**(21)**	**(42)**	**(63)**	(63)
Change in equalisation provision		**(5)**		**(5)**	(6)
Profit on sale of banking operations			**36**	**36**	–
Profit on sale of Fairmount Group plc			**–**	**–**	8
Profit/(loss) on ordinary activities before tax	**363**	**20**	**(489)**	**(106)**	(114)

(v) General insurance result	Net premiums written 2002 £m	Operating profit 2002 £m	Net premiums written 2001 £m	Operating profit 2001 £m
Household	**231**	**18**	204	15
Mortgage indemnity	**2**	**12**	1	14
Other business	**71**	**16**	64	8
	304	**46**	269	37

2. Segmental Analysis continued

(vi) Turnover and operating profit – long term business	Gross premiums written 2002 £m	Operating profit 2002 £m	Gross premiums written 2001 £m	Operating profit 2001 £m
With profits business				
– Life	1,656	74	1,699	98
– Individual pensions	711	14	720	27
– Group pensions	22	3	52	4
	2,389	91	2,471	129
Non-profit business	1,840	275	1,779	224
UK	4,229	366	4,250	353
USA	285	52	272	50
Netherlands	137	8	131	12
France	153	(5)	146	(1)
	4,804	421	4,799	414

Gross premiums written by destination are not materially different from gross premiums written by origin.

(vii) Shareholders' funds – equity interests	SRC 2002 £m	Other 2002 £m	Total 2002 £m	Total Restated 2001 £m
Life and pensions				
– UK*	2,270	–	2,270	2,563
– USA	–	453	453	462
– Netherlands	–	24	24	19
– France	–	36	36	40
	2,270	513	2,783	3,084
Institutional fund management	–	161	161	148
General insurance	–	101	101	91
Banking	–	–	–	93
Corporate funds**	(12)	151	139	(539)
	2,258	926	3,184	2,877

* Excluding net liabilities of £11m (2001: net assets of £68m) in respect of the net assets of SRC subsidiaries, but including £602m (2001: £502m) of intra-group subordinated debt capital attributed to the SRC.

** Corporate funds include the convertible debt of £516m (2001: £515m) and the senior debt of £602m (2001: £502m) which has been onlent to the UK long term fund and the net proceeds of £788m from the 2002 Rights Issue.

3. Dividends

	2002 £m	2001 £m
Interim dividend paid 1 October 2002 of 1.67p (2001: 1.63p) per share (restated for the Rights Issue as 1.53p (2001: 1.50p)).	86	84
Proposed final dividend of 3.25p (2001: 3.46p, restated for the Rights Issue as 3.17p) per share payable on 1 May 2003.	211	177
	297	261

4. Profit for the Financial Year

The loss for the financial year includes a profit of £308m (2001: £269m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

5. Exchange Rates

Principal rates of exchange used for translation into sterling at the end of the year:

	2002	2001
United States dollar	1.61	1.46
Euro	1.53	1.63

6. Investment Return

(i) Investment income and gains	Technical account – long term business 2002 £m	Non-technical account 2002 £m	Technical account – long term business 2001 £m	Non-technical account 2001 £m
Investment income				
Income in respect of land and buildings				
– Received from group undertakings	2	0	1	–
– Received from other sources	236	0	242	0
	238	0	243	0
Income in respect of other investments				
– Received from other sources	3,465	124	3,199	164
Total investment income	3,703	124	3,442	164
Realised investment gains	–	–	693	–
	3,703	124	4,135	164
(ii) Investment expenses and charges				
Bank loans and overdrafts	(5)	(50)	(7)	(41)
Other borrowings	(4)	(40)	(17)	(58)
Total interest expense	(9)	(90)	(24)	(99)
Investment management expenses	(26)	(1)	(28)	(2)
	(35)	(91)	(52)	(101)
Realised investment losses	(1,070)	(7)	–	(12)
	(1,105)	(98)	(52)	(113)
Unrealised investment losses	(14,509)	(43)	(12,144)	(44)
Total investment return	(11,911)	(17)	(8,061)	7
Comprising:				
Longer term rate of return:				
General insurance	–	18	–	18
Other operational income	–	2	–	27
SRC	136	–	111	–
Variation from longer term rate of return:				
General insurance	–	(21)	–	(25)
Other operational income	–	(42)	–	(38)
SRC	(478)	–	(258)	–
Actual investment returns on other funds	(11,569)	26	(7,914)	25
	(11,911)	(17)	(8,061)	7

4

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP by reference to a longer term rate of investment return in relation to the respective investible funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used are consistent with the start of the year assumptions used for the expected return for Achieved Profits reporting.

Shareholders' other income, reported within Other operational income (see Note 2 (iii)), has been analysed between the return achieved utilising a longer term rate of investment return and the variation therefrom to actual return. This does not impact the investment return shown in the non-technical account.

The table below shows the effects on the longer term investment return of varying the rates of investment return used:

	1% higher 2002 £m	1% lower 2002 £m	1% higher 2001 £m	1% lower 2001 £m
General insurance	21	15	21	16
Other operational income	51	33	36	19
SRC	154	118	126	95

6. Investment Return continued

(iii) Comparison of longer term and actual investment return:	1998-2002 £m	1997-2001 £m
Actual return attributable to shareholders:		
– General insurance	60	102
– Other operational income	71	140
– SRC	(1)	636
	130	878
Longer term return included in technical accounts:		
– General insurance	98	111
– Other operational income	138	153
– SRC	615	644
	851	908
Cumulative deficit of actual returns over longer term returns	(721)	(30)

7. Net Operating Expenses

	Technical account –		Technical account –	
	Long term business 2002 £m	General business 2002 £m	Long term business 2001 £m	General business 2001 £m
Acquisition costs	650	95	677	83
Administration expenses – maintenance	182		187	
– other	41		84	
Total administration expenses	223	18	271	20
Reinsurance commissions	(23)	(9)	(21)	(2)
	850	104	927	101
(Increase)/decrease in deferred acquisition costs (net of reinsurance)	(15)	(5)	83	(3)
	835	99	1,010	98

8. Earnings Per Share

Earnings per share have been calculated in accordance with FRS 14, Earnings per share using the weighted average number of ordinary shares in issue and the loss for the financial year. Following the adoption of FRS 19 and the Rights Issue in October 2002, 2001 figures have been restated. The reconciliation between the loss for the financial year and earnings per share and the diluted loss for the financial year and related earnings per share is as follows:

	2002			2001		
	Weighted average number of shares m	Profit/(loss) £m	Earnings per share p	Weighted average number of shares restated for 2002 rights issue m	Profit/(loss) £m	Earnings per share restated for 2002 rights issue p
Operating profit after tax on continuing operations	5,868	345	5.88	5,609	353	6.29
Operating profit after tax on discontinued operations		4	0.07		3	0.05
Variation from longer term investment return		(54)	(0.92)		(55)	(0.98)
Change in equalisation provision		(3)	(0.05)		(4)	(0.07)
Profit on sale of Banking operations		36	0.61		–	–
Profit on sale of Fairmount Group plc		–	–		8	0.14
Change in SRC		(508)	(8.66)		(449)	(8.00)
Loss for the financial year	5,868	(180)	(3.07)	5,609	(144)	(2.57)
Net shares under options allocable for no further consideration	14*	–	–	14*	–	–
Convertible bonds outstanding	285*	11	–	285*	1	–
Diluted loss for the financial year	6,167	(169)	(3.07)	5,908	(143)	(2.57)

* These shares are antidilutive as they would decrease the net loss per share, and are therefore ignored along with their associated revenue impact in the calculation of diluted earnings per share.

9. Tax Charge /(Credit)

	Technical account – long term business 2002 £m	Non-technical account 2002 £m	Technical account – long term business restated 2001 £m	Non-technical account restated 2001 £m
Current tax				
UK corporation tax at 30% (2001: 30%)				
– Current tax for the year	**84**	**31**	17	47
– Double tax relief	**(2)**	**–**	–	–
– Adjustments in respect of prior periods	**0**	**0**	0	(8)
	82	**31**	17	39
– Foreign tax – current tax for the year	**47**	**0**	51	0
	129	**31**	68	39
Deferred tax				
Origination and reversal of timing differences				
– UK	**(298)**	**(29)**	(192)	(25)
– Foreign	**12**	**0**	3	0
	(286)	**(29)**	(189)	(25)
Movement from disposal of business during the year	**–**	**(1)**	–	–
	(157)	**1**	(121)	14
Tax attributable to the balance on the technical account – long term business		**73**		16
Tax on loss on ordinary activities		**74**		30

Factors affecting current tax charge for the period:
The tax assessed for the period is higher than the standard rate of corporation tax in the UK for a company (30%) (2001: 30%). The differences are explained below:

	2002 £m	2001 £m
Loss on ordinary activities before tax	**(106)**	(114)
Corporation tax at 30%	**(32)**	(34)
Effect of:		
Disallowable expenditure	**4**	6
Capital allowances for the period in excess of depreciation	**(2)**	(2)
Non taxable UK dividends	**(1)**	(2)
Adjustments in respect of prior periods	**0**	(8)
Differences between taxable and accounting investment gains/(losses)	**10**	9
Unrelieved tax losses	**3**	0
Overseas tax	**0**	1
Higher tax on SRC investment return	**133**	85
Tax-free profit on sale of subsidiary undertaking	**(11)**	0
Current tax charge	**104**	55

FRS 19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. The principal impact is the recognition of deferred tax in respect of unrealised appreciation and depreciation of investments and future tax relief for acquisition expenses. It is estimated that profits after tax for 2002 reduced by £13m (2001: increased by £47m) and at 31 December 2002 Shareholders' funds increased by £102m (2001: £115m) and the Fund for future appropriations reduced by £76m (2001: £405m). Deferred tax provisions have not been discounted. As a result of the adoption of FRS 19 the comparative figure for the tax on loss on ordinary activities for 2001 has been restated from the previously reported charge of £42m to a charge of £30m. The comparative figure for the tax attributable to the long term business fund for 2001 has been restated from the previously reported charge of £76m to a credit of £121m. The impact of adopting FRS 19 on the 2002 tax attributable to long term business for 2002 is a reduction of the tax charge by £286m. The impact of adopting FRS 19 on the 2002 tax on loss on ordinary activities is a reduction of the tax charge by £30m.

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the Group's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided was £655m (2001: £768m).

Factors which may affect future tax charges:

a) No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

b) The Group has unrelieved trading losses carried forward of £35m (2001: £30m) in its overseas operations. No deferred tax asset has been provided in respect of these losses as at 31 December 2002 (or 31 December 2001), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. These trading losses cannot be carried forward indefinitely. In order to obtain relief for them, there must be suitable and sufficient taxable profits emerging in each of the accounting periods ending 31 December 2003 to 2007. The potential deferred tax asset unprovided as at 31 December 2002 is £12m (2001: £11m).

9. Tax Charge /(Credit) continued

c) The Group has unrelieved post-cessation trading losses carried forward of £19m (2001: £18m). No deferred tax asset has been provided in respect of these losses as at 31 December 2002 (or 31 December 2001), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these expenses will only be obtained if there are suitable post-cessation trading profits arising in future periods. The potential deferred tax asset unprovided as at 31 December 2002 is £6m (2001: £5m).

d) The Group has surplus expenses of management carried forward of £42m (2001: £17m). No deferred tax asset has been provided in respect of these expenses as at 31 December 2002 (or 31 December 2001), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these expenses will only be obtained if there are suitable profits arising in future periods. The potential deferred tax asset unprovided as at 31 December 2002 is £11m (2001: £5m).

e) The Group has realised and unrealised capital losses as at 31 December 2002 of £42m (2001: £13m). No deferred tax asset has been provided in respect of these losses as at 31 December 2002 (or 31 December 2001), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these capital losses could only be obtained if there were suitable capital gains arising in the Group in future periods and in the case of unrealised losses the losses were also crystallised by the investments being sold. The potential deferred tax asset unprovided as at 31 December 2002 is £13m (2001: £4m).

10. Sale of Banking Operations and Fairmount Group plc

The sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, was completed on 1 August 2002. The results to the date of sale have been reported as discontinued business. This transaction resulted in an exceptional profit before tax of £36m (£36m after tax) and generated net proceeds of £133m.

The sale of Fairmount Group plc, a wholly owned subsidiary, to Brown Shipley & Co Ltd was completed on 16 August 2001. This transaction resulted in an exceptional profit before tax of £8m (£8m after tax). The results to the date of sale have been reported in these financial statements as discontinued business. This transaction, after an interim dividend of £2m, generated net proceeds of £35m against which goodwill of £20m, previously written off against reserves, has been charged.

Comparative figures for the non-technical account continuing and discontinued businesses in 2001 are given below.

	Continuing operations £m	Discontinued operations Banking £m	Discontinued operations Fairmount £m	Total 2001 £m
Balance on the technical account-general business	31	–	–	31
Profit from long term business	156	–	–	156
Other operations	(270)	19	0	(251)
Allocated investment return	(18)	–	–	(18)
Other income	85	2	7	94
Other charges	(110)	(17)	(7)	(134)
Profit on sale of Fairmount Group plc	0		8	8
	(126)	4	8	(114)
Tax on profit on ordinary activities	(29)	(1)	0	(30)
(Loss)/profit for the financial year	(155)	3	8	(144)

11. General Insurance Business Provisions

	2002 £m	2001 £m
Provision for unearned premiums		
– gross	172	160
– reinsurers' share	(12)	(8)
	160	152
Claims outstanding		
– gross	128	131
– reinsurers' share	(5)	(5)
	123	126
Equalisation provision	40	34
Other technical provisions (provision for unexpired risks)		
– gross	6	11
– reinsurers' share	(1)	(2)
	5	9
Deferred acquisition costs (DAC)	(47)	(47)
General insurance provisions, net of reinsurance and DAC	281	274

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly.

12. Movements in Consolidated Profit and Loss Account

	2002 £m	2001 Restated £m
As previously reported	**2,486**	2,916
Prior year adjustment in respect of FRS 19 (see Note 9)	**115**	68
At 1 January as restated	**2,601**	2,984
Retained loss	**(477)**	(405)
Goodwill written back on sale of Fairmount Group plc	**–**	20
Exchange (losses)/gains	**(8)**	2
At 31 December	**2,116**	2,601

13. Investments

(i) Land and buildings*	Long term business 2002 £m	Other business 2002 £m	Total 2002 £m	Long term business 2001 £m	Other business 2001 £m	Total 2001 £m
Leasehold properties						
– Long leaseholds	**330**	**20**	**350**	401	25	426
– Short leaseholds	**55**	**3**	**58**	43	2	45
	385	**23**	**408**	444	27	471
Freehold properties	**2,997**	**184**	**3,181**	2,898	157	3,055
Total land and buildings	**3,382**	**207**	**3,589**	3,342	184	3,526
(ii) Other financial investments**						
Shares and other variable yield securities and units in unit trusts	**8,938**	**1,385**	**10,323**	11,504	1,460	12,964
Less: amounts payable under a margining arrangement	**(184)**	**–**	**(184)**	–	–	–
	8,754	**1,385**	**10,139**	11,504	1,460	12,964
Debt securities and other fixed income securities	**15,496**	**481**	**15,977**	13,672	598	14,270
Loans secured by mortgages	**14**	**190**	**204**	14	1,380	1,394
Other loans						
– Policy loans	**71**	**0**	**71**	84	63	147
– Other loans	**1**	**0**	**1**	1	0	1
	72	**0**	**72**	85	63	148
Deposits with credit institutions	**818**	**1,571**	**2,389**	873	1,055	1,928
Other investments	**3**	**69**	**72**	4	230	234
Total other financial investments	**25,157**	**3,696**	**28,853**	26,152	4,786	30,938
Total investments	**28,539**	**3,903**	**32,442**	29,494	4,970	34,464
Original cost of investments:						
Land and buildings	**2,382**	**145**	**2,527**	2,337	132	2,469
Other financial investments						
– Shares and other variable yield securities and units in unit trusts	**7,841**	**1,273**	**9,114**	7,991	1,023	9,014
– Debt securities and other fixed income securities	**14,116**	**484**	**14,600**	12,880	599	13,479
– Loans secured by mortgages	**14**	**190**	**204**	65	1,380	1,445
– Other loans	**72**	**0**	**72**	90	63	153
– Deposits with credit institutions	**818**	**1,571**	**2,389**	875	1,055	1,930
– Other investments	**3**	**66**	**69**	10	224	234
Total other financial investments	**22,864**	**3,584**	**26,448**	21,911	4,344	26,255
	25,246	**3,729**	**28,975**	24,248	4,476	28,724
Included in the current values above are listed investments amounting to:	**23,230**	**1,667**	**24,897**	22,312	1,412	23,724

* The value of land and buildings which were occupied by the Group for its own activities, included above, was £39m (2001: £47m). The original cost was £14m (2001: £16m).

** The reported asset mix does not refllect the use of dervatives. The effect of outstanding futures contracts is to change the mix as if:
i) For long term business the value as reported for shares, variable yield securities and unit trusts increased by £174m (2001: £82m); and
ii) For shareholders' and general insurance funds the value as reported for shares, variable yield securities and unit trusts increased by £457m (2000: £54m).
In both cases deposits would be decreased by corresponding amounts.

The effect of other derivatives is not considered signifiicant enough to be reported separately.

Notes to Financial Statements

14. Auditors' Remuneration

Fees paid to PricewaterhouseCoopers LLP as auditors amounted to £1.0m (2001: £1.0m). Included in these figures are £0.1m (2001: £0.1m) in respect of the Company. Other fees paid to PricewaterhouseCoopers LLP comprised:

	UK 2002 £m	Group 2002 £m	UK 2001 £m	Group 2001 £m
Regulatory returns	**0.1**	**0.1**	0.1	0.1
Interim review	**0.1**	**0.1**	0.1	0.1
Other assurance work	**0.3**	**0.3**	0.2	0.2
Restructuring, acquisitions and disposals	**0.3**	**0.3**	0.0	0.0
Tax services	**0.2**	**0.3**	0.4	0.4
Other advisory services	**0.5**	**0.5**	0.2	0.2
	1.5	**1.6**	1.0	1.0

In addition to the above, professional fees are paid to various firms of accountants, including PricewaterhouseCoopers LLP, in respect of services supplied to a number of non-consolidated Venture Capital subsidiaries. Details of these subsidiaries and associated audit and non-audit fees are provided in Note 30.

15. Tangible Assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	2002 £m	2001 £m
Cost:		
At 1 January	**121**	116
– Additions	**14**	37
– Disposals	**(12)**	(32)
At 31 December	**123**	121
Depreciation:		
At 1 January	**84**	82
– Provided during the year	**17**	23
– Disposals	**(9)**	(21)
At 31 December	**92**	84
Net book value at 31 December	**31**	37

16. Purchased Interests in Long Term Business

	2002 £m	2001 £m
Cost:		
At 1 January	**182**	178
– Exchange revaluation	**(18)**	4
	164	182
Additions	**22**	–
At 31 December	**186**	182
Amortisation:		
At 1 January	**152**	130
– Exchange revaluation	**(15)**	3
– Provided during the year	**10**	19
At 31 December	**147**	152
Net book value at 31 December	**39**	30

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business. In the USA, relevant life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits. In the UK, the value of the in-force business purchased on the acquisition of the Alliance & Leicester Life Assurance Company Limited is amortised over its economic life.

17. Assets Held to Cover Linked Liabilities

	2002 £m	2001 £m
Managed pension funds (Legal & General Assurance (Pensions Management) Limited)	**60,599**	62,062
Other linked business	**9,124**	8,920
	69,723	70,982

The original cost of investments held to cover linked liabilities was £80,093m (2001: £70,259m).

18. Share Capital and Share Premium

	Number of shares	2002 £m	2001 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**9,200,000,000**	**230**	150

Issued share capital

Fully paid ordinary shares of 2.5p each		Share capital £m	Share premium £m
At 1 January 2002	**5,156,165,888**	**129**	**147**
Issued by way of rights	**1,341,565,833**	**34**	**755**
Options exercised under share option schemes			
– Executive share option scheme	**981,249**	**0**	**0**
– Save as you earn scheme	**3,551,671**	**0**	**3**
At 31 December 2002	**6,502,264,641**	**163**	**905**

Convertible bond
In December 2001, the Company issued £525 million of convertible bonds due in 2006 which generated net proceeds after expenses of £515m.

The convertible bonds may be redeemed in 2005, and thereafter at the option of the Company, at par, provided the price exceeds 120% of the conversion price. A coupon of 2.75% per annum is paid semi-annually and the bonds convert into ordinary shares of the Company at 184p per share restated for the Rights Issue. The bonds would, if converted, give rise to the issue of 285,326,086 new ordinary shares representing approximately 4.4% of the current issued share capital.

The convertible bonds are included in the financial statements at an amount equal to the net proceeds after expenses. The difference between this amount and the face value is amortised at a constant rate over the term of the convertible bonds assuming no conversion and is included in the profit and loss account as interest expense. The carrying amount of the convertible bonds will equal the face amount at the maturity date. In the event of conversion, any unamortised costs relating to the converted bonds will reduce the amount credited to the share premium account.

Options
Options over 80,728,663 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2002 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending
5,592,432	39.48 – 135.11	2003	6,724,797	82.44 – 124.39	2008
4,893,056	41.59 – 137.4	2004	7,902,661	113.95 – 162.36	2009
6,188,843	43.69 – 135.11	2005	13,717,746	82.44 – 159.38	2010
11,155,686	82.44 – 137.4	2006	11,423,971	147.48 – 148.62	2011
1,383,475	113.58 – 124.39	2007	11,745,996	105.34 – 147.48	2012

A description of these schemes is contained in the Directors' Report on Remuneration on page 26.

Employee share ownership trust
The Company has an employee share ownership trust (ESOT) which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 2002 0.7m shares were provided by the ESOT to employees to settle allocations due under the 1999 SBP and PSP releases and to trustees under the Company's share schemes for 2001. As at 31 December 2002, after adjusting for the Rights Issue, the ESOT held 13.7m shares acquired at a cost of £12.6m and with a market value of £13.1m, of which 1.0m were purchased at market rates throughout 2002. The ESOT's investments are included at cost in the consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company.

The ESOT has waived its rights to the dividends payable on the shares it holds.

Notes to Financial Statements

19. Provisions for Other Risks and Charges

Deferred tax	2002 £m	2001 Restated £m
At 1 January as originally reported	27	17
Prior year adjustment in respect of FRS 19 (see Note 9)	344	567
At 1 January as restated	371	584
Exchange gains	(6)	1
Release of provision during the year	(316)	(214)
Movements from acquisition and disposal of businesses during the year	2	0
At 31 December	51	371
The provision for deferred tax consists of the following amounts:		
Unrealised gains on investments	149	417
The excess of depreciation over capital allowances	(33)	(31)
Timing differences between accounts and tax deduction for expenses of management	1	25
Timing differences between accounts and tax deduction for actuarial provisions	(42)	(32)
Tax losses carried forward	(18)	0
Other timing differences	(6)	(8)
	51	371

The technical provision for linked liabilities has been determined on an actuarial basis which includes a deferred tax asset of £39m as at 31 December 2002 (2001: £25m liability).

20. Company Fixed Assets

	Shares in Group companies 2002 £m	Loans to Group companies 2002 £m	Total 2002 £m	Shares in Group companies Restated 2001 £m	Loans to Group companies 2001 £m	Total Restated 2001 £m
At valuation, 1 January as originally reported	3,113	917	4,030	2,970	557	3,527
Prior year adjustment in respect of FRS 19 (see Note 9)	115	–	115	68	–	68
At valuation, 1 January as restated	3,228	917	4,145	3,038	557	3,595
Additions	809	393	1,202	581	355	936
Revaluation	(496)	(9)	(505)	(391)	5	(386)
At valuation, 31 December	3,541	1,301	4,842	3,228	917	4,145
At cost, 31 December	1,964	1,326	3,290	1,155	933	2,088

21. Movement in Company Reserves

	Revaluation reserve 2002 £m	Profit and loss account 2002 £m	Revaluation reserve Restated 2001 £m	Profit and loss account 2001 £m
At 1 January as originally reported	1,993	493	2,431	485
Prior year adjustment in respect of FRS 19 (see Note 9)	115	–	68	–
At 1 January as restated	2,108	493	2,499	485
Retained (loss)/profit after tax and dividends	–	11	–	8
Decrease in the net assets of subsidiaries	(496)	–	(391)	–
At 31 December	1,612	504	2,108	493

22. Borrowings

	Long term 2002 £m	Other business 2002 £m	Total 2002 £m	Long term 2001 £m	Other business 2001 £m	Total 2001 £m
Analysis by purpose						
Mortgage related	3	0	3	5	524	529
Attributed to the SRC	–	602	602	–	502	502
Other	24	960	984	36	575	611
Total	27	1,562	1,589	41	1,601	1,642

Reported as	2002 £m	2001 £m
Amounts owed to credit institutions		
– repayable, otherwise than by instalments, in less than five years	476	725
– repayable, otherwise than by instalments, in more than five years	597	402
	1,073	1,127
Debenture loans – Convertible bond	516	515
	1,589	1,642
Analysis by nature		
Unsecured		
– 2.75% Convertible bond 2006	516	515
– Medium term notes 2031/2041	597	402
– Medium term notes 2003/2004	369	334
– Commercial paper 2003	89	321
– Bank loans 2003	18	70
	1,589	1,642
Analysis by maturity		
In one year or less or on demand	470	542
Between 1 and 2 years	6	177
Between 2 and 5 years	516	521
In 5 years or more	597	402
	1,589	1,642

i) As at 31 December the Group has revolving credit facilities amounting to £380m expiring between 2003 and 2005, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance a maturing loan should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then £145m of the amount shown as repayable within one year would be reclassified as repayable after more than one year.

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings as at 31 December 2002 were as follows:

	Floating borrowings £m	Fixed borrowings £m	Total £m
Sterling	342	1,113	1,455
United States dollar	120	0	120
Euro	13	0	13
Other	1	0	1
	476	1,113	1,589

The fixed borrowings of £1,113m had a weighted average interest rate of 4.38% for a weighted average period of 19 years.

23. Long Term Insurance Funds

	2002 £m	2001 Restated £m
Long term business provision – gross	30,475	28,339
Technical provision for linked liabilities	69,413	70,848
Claims outstanding – gross	203	197
	100,091	99,384
Reinsurers' share of provisions	(2,371)	(972)
	97,720	98,412
Deferred acquisition costs	(785)	(790)
Fund for future appropriations	516	1,845
SRC in the UK long term fund	2,259	2,631
	2,775	4,476
Total long term insurance funds	99,710	102,098
Comprising insurance funds for:		
UK life and pensions business	37,252	37,855
UK managed pension funds	60,599	62,062
Other business	1,859	2,181
	99,710	102,098

The cost of bonuses incurred during the year was £579m (2001: £810m), of which £284m (2001: £417m) was included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The fund for future appropriations consists primarily of unrealised investment appreciation.

The assumptions underlying the calculation of the UK long term business provision for statutory solvency purposes are contained in the returns to the Financial Services Authority. These returns are due to be submitted by 31 March 2003 and will then be available to any shareholder on request. The principal assumptions for the MSS accounts are:

	2002	2001
Rate of interest		
Life assurances	3.25%pa	3.0-3.25%pa
Bonuses on with-profits life assurances	2.75%pa	2.5%pa
Pension assurances	3.25-5.0%pa	3.25-5.0%pa
Annuities in deferment	3.7-5.1%pa	3.25-5.25%pa
Annuities in deferment (RPI-linked; net rate after allowance for inflation)	1.4-2.15%pa	1.45-2.2%pa
Vested annuities	4.9-5.1%pa	5.2%pa
Vested annuities (RPI-linked; net rate after allowance for inflation)	2.15%pa	2.2%pa
Mortality tables		
Non-linked individual term assurances	125% TM92/TF92sel	125% TM92/TF92sel
Other non-linked life assurances	150% AM92/AF92ult	150% AM92/AF92ult
Annuities in deferment	A67/70 ult-3 yrs	A67/70 ult-3 yrs
Vested annuities (with allowance for mortality improvement according to CMI Working Paper 1 projection MC for males and CMI Report No.17 for females, and for certain annuities a further allowance for the effect of initial selection).		
Bulk purchase annuities	86-96%a(55) ult-3 yrs	86-96%a(55) ult-3 yrs
Other annuities	89-102% PMA/PFA 92(c=2001)	73-87%a(55) ult-3 yrs

Other assumptions

In calculating the long term business provisions for international long term business operations, locally generally accepted actuarial tables and interest rates are used.

24. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries)

(i) Reconciliation of loss on ordinary activities before tax	2002 £m	2001 Restated £m
Loss on ordinary activities before tax	(103)	(114)
Profits relating to long term business	(421)	(414)
Profit before tax of subsidiaries of the SRC	(37)	(28)
Change in SRC excluding subsidiaries	571	550
Profit on sale of Banking operations/Fairmount Group plc	(8)	(8)
Cash received from/(paid to) long term business	132	(137)
Depreciation of tangible fixed assets	9	19
Increase/(decrease) in general insurance technical provisions	5	(18)
Decrease in other operating debtors	84	50
Increase/(decrease) in other operating creditors	199	(57)
Interest expense on shareholders' borrowing	52	24
Realised and unrealised investment losses	40	54
Net cash inflow/(outflow) from operating activities	520	(79)
(ii) Analysis of cash flows for headings netted in the cash flow statement		
Financing		
Issue of share capital	792	5
Increase in total borrowings	249	808
(Decrease)/increase in mortgage related borrowings	(31)	24
	1,010	837
Portfolio investments		
Cash outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	41	88
Debt securities and other fixed income securities	307	217
Loans secured by mortgages	242	12
Other loans and investments	80	4
Cash inflows from the sale/redemption of:		
Land and buildings	0	(1)
Shares and other variable yield securities and units in unit trusts	(23)	(75)
Debt securities and other fixed income securities	(224)	(251)
Loans secured by mortgages	(136)	(36)
Other loans and investments	(242)	(24)
Net cash outflows/(inflows) from:		
Deposits with credit institutions	1,127	(24)
	1,172	(90)
(Decrease)/increase in mortgage loans financed by borrowings	(31)	24
	1,141	(66)
(iii) Sale of Banking operations		
Loans secured by mortgages disposed of	237	–
Bank customer deposits	(69)	–
Other net liabilities disposed of	(156)	–
Profit on sale	8	–
	20	–
(iv) Sale of Fairmount Group plc		
Portfolio investments disposed of	–	24
Other net liabilities disposed of	–	(17)
Goodwill previously credited to reserves	–	20
Profit on sale	–	8
	–	35*

* Of which £34m was settled in cash.

24. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries) continued

(v) Acquisition of subsidiary companies from the UK long term fund	2002 £m	2001 £m
Portfolio investments acquired	85	135
Other net assets acquired	103	48
Other net liabilities acquired	(81)	(26)
Adjustment to market value	–	413
Cash payment made	107	570

During the first half of 2002 capital totalling £6m was introduced into the banking subsidiary by shareholder owned companies resulting in a part acquisition of the company from the SRC. Following the sale of the banking operations to Northern Rock plc, the remainder of the shell holding company was acquired from the SRC for £101m.

(vi) Movement in opening and closing portfolio investments net of financing	2002 £m	2001 £m
Net cash inflow/(outflow) for the period	4	(6)
Cash flow (excluding long term business and SRC)		
Net purchase/(sale) of portfolio investments	1,172	(90)
Increase in loans (including mortgage related)	(249)	(808)
Movement arising from cash flows	927	(904)
Movement in long term business and SRC investments net of financing	(2,538)	(668)
Disposal of investments	(167)	(24)
Changes in market values and exchange rate effects	(6)	(59)
Total movement in portfolio investments net of financing	(1,784)	(1,655)
Portfolio investments net of financing at 1 January	32,946	34,601
Portfolio investments net of financing at 31 December	31,162	32,946

(vii) Movement in cash, portfolio investments and financing	At 1 Jan 2002 £m	Cash flow £m	Changes in long-term business (incl. SRC) £m	Disposed of on sale of Banking operations £m	Changes to market and currency values £m	At 31 Dec 2002 £m
Cash at bank and in hand	124	4	181	0	0	309
Land and buildings	3,526	0	63	0	0	3,589
Shares and unit trusts	12,964	18	(2,797)	0	(46)	10,139
Debt securities and other fixed income securities	14,270	83	1,623	(1)	2	15,977
Loans secured by mortgages	1,394	106	(1,130)	(166)	0	204
Other loans	382	(162)	(77)	0	1	144
Deposits with credit institutions	1,928	1,127	(666)	0	0	2,389
	34,464	1,172	(2,984)	(167)	(43)	32,442
Financing						
Loans due within 1 year	(542)	(339)	361	0	50	(470)
Loans due after 1 year	(1,100)	90	(96)	0	(13)	(1,119)
	(1,642)	(249)	265	0	37	(1,589)
	32,946	927	(2,538)	(167)	(6)	31,162

25. Other Creditors

	Long term business 2002 £m	Other business 2002 £m	Total 2002 £m	Long term business Restated 2001 £m	Other business Restated 2001 £m	Total 2001 £m
Tax payable	5	38	43	(10)	46	36
Dividends payable	–	211	211	–	177	177
Balances between long term and other business	1,296	(1,296)	–	1,020	(1,020)	–
Other creditors	392	182	574	265	190	455
Total	1,693	(865)	828	1,275	(607)	668

Except as indicated in Note 22, all creditors are payable within a period of 5 years.

26. Related Party Transactions

There were no material transactions between directors or key managers and the Legal & General group of companies. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

27. Employee Information

	2002	2001
Average numbers of staff employed by the Group during the year were:		
– UK	**8,267**	7,836
– Europe	**288**	288
– USA	**318**	329
Worldwide employees	**8,873**	8,453
Aggregate gross remuneration	**£m**	£m
– Wages and salaries	**239**	217
– Social security costs	**26**	23
– Other pension costs	**18**	15
	283	255

Included in the UK figures are 773 (2001: 701) part time employees with an aggregate gross remuneration of £11m (2001: £9m).

28. Officers' Loans

At 31 December 2002 there were no loans outstanding to officers of the Company (2001: £1,028,862 to 8 officers).

29. Contingent Liabilities, Litigation, Guarantees and Indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them.

Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. In particular an increased provision has been made in 2002 for liabilities that may arise in respect of an increased number of claims from endowment policyholders further to the recent profile given to the sale of the product by the FSA and other bodies. It is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision, become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

Legal & General Assurance Society Limited (the Society) is involved in arbitration proceedings with Munich Reinsurance Company (the reinsurer), in which the reinsurer is seeking to avoid or to rectify its reinsurance of a substantial tranche of the Society's individual term assurance business on the basis of mistaken pricing by the reinsurer. If the reinsurer were successful in its claim, the reported profit for the Group would be adversely affected on an AP basis, and there would be an adverse impact on the reported change in the SRC and profit before tax on an MSS basis. How significant the financial impact would be would depend on the terms on which any rectification were to be made or, if the reinsurance were declared void, the terms of the alternative arrangements which the Society would then make. Having taken advice from Leading Counsel, the directors are confident that the reinsurer's claim will fail and that it is unlikely that a material loss will arise. Further details are not given at this time to avoid any prejudice to the legal proceedings.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

Notes to Financial Statements

30. Subsidiaries

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies except for Gresham Insurance Company Limited, in which the Group holds 90% of the ordinary share capital.

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	Great Britain
Legal & General Resources Limited*	Provision of services	Great Britain
Legal & General Assurance Society Limited	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited	Long term insurance	Great Britain
Legal & General (Portfolio Management Services) Limited	Investment management	Great Britain
Legal & General Property Limited	Property management	Great Britain
Legal & General (Unit Trust Managers) Limited	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited	Venture capital management	Great Britain
Alliance & Leicester Life Assurance Company Ltd**	Long term insurance	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

** The acquisition of Alliance & Leicester Life Assurance Company Ltd from Alliance & Leicester plc was completed on 3 September 2002. The acquisition cost of £89m represents £22m for the value of the in-force business and £67m for the net assets of the company.

The main area of operation of subsidiaries incorporated in Great Britain is the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance

Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management

Provision of a fund management service for clients' funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance

Household, mortgage indemnity, motor, healthcare and accident sickness and unemployment insurance.

30. Subsidiaries continued

(ii) Investments

The following subsidiaries, held via intermediate holding companies or via limited partnerships and overseas investment holding companies, have been excluded from consolidation because the relevant limited partnership agreements impose severe long-term restrictions over the Group's ability to exercise control. All of these holdings have been included as investments.

Company name	Country of incorporation	% equity shares held by the Group
Chenas Finance SA	Luxembourg	69.49
Europe Loisirs SA	Luxembourg	82.60
HMG Holdings Limited	Great Britain	65.28
IPT Group Limited	Great Britain	55.53
Moliflor Loisirs Participations SAS	France	50.10
Tally AG	Germany	65.91
Trident Components Group Limited	Great Britain	50.38

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material. The net amount owed by these companies to the Group was £116m (2001: £121m).

Audit fees paid to PricewaterhouseCoopers LLP by certain of the non consolidated subsidiaries totalled £0.3m (2001: £1.1m). Professional fees are also paid to various firms of accountants, lawyers and advisers, including PricewaterhouseCoopers LLP, in respect of other services supplied to certain of the subsidiaries listed above, including corporate finance, due diligence and other advisory services. Fees paid to accountants in respect of their non-audit services to non-consolidated subsidiaries totalled £2.7m in 2002 (2001: £10.3m), of which fees paid to PricewaterhouseCoopers LLP were £0.3m (2001: £2.2m) for the UK and £2.4m (2001: £4.2m) for the Group. The aggregate non-audit fees paid to PricewaterhouseCoopers LLP in 2002, including those in respect of venture capital subsidiaries and those disclosed in Note 14 amounted to £1.8m (2001: £3.2m) in the UK and £4.0m (2001: £5.2m) for the Group.

31. Goodwill Resulting From Acquisitions

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £70m as at 31 December 2002 (2001: £70m).

32. Associated Undertakings

As part of an arrangement to provide household insurance to customers of The Woolwich plc (Woolwich) the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is included in investments. The minority interest in Gresham is not separately disclosed as it is not material.

The Group also has investments where its holding exceeds 20% of the equity share capital. They have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

33. Commitments

	2002 £m	2001 £m
Authorised and contracted commitments not provided for in respect of investments, including property development, payable after 31 December		
– Long term business	184	184
– Other business	0	112
	184	296

Notes to Financial Statements

34. Pension Costs

The Group operates the following pension schemes in the UK and overseas:

- Legal & General Group UK Pension and Assurance Fund (the Fund). The Fund is a defined benefit scheme which was closed to new members from January 1995; last full actuarial valuation as at 31 December 2001.
- Legal & General Group UK Senior Pension Scheme (the Scheme). The Scheme is a defined benefit scheme which, with a few exceptions (principally transfers from the Fund), was closed to new members from August 2000; last full actuarial valuation as at 31 December 2001.
- Legal & General Group Personal Pension Plan (UK) – a defined contribution scheme.
- Legal & General Staff Stakeholder Pension Scheme (UK) – a defined contribution scheme.
- Legal & General America Inc Cash Balance Plan – a defined benefit scheme; last full actuarial valuation as at 31 December 2000.
- Regime de retraite professionnel (France) – a defined contribution scheme.
- Legal & General Nederland Stichting Pensioenfonds – a multi-company defined benefit scheme. This scheme is a multi-employer defined benefit scheme which, as the company share of the underlying assets and liabilities cannot be identified, has been treated for reporting purposes as a defined contribution scheme. The contribution in respect of this scheme for the year was £0.6m.

All significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

There were no contributions prepaid or outstanding at either 31 December 2002 or 31 December 2001 in respect of these schemes. The Group has no liability for retirement benefits other than for pensions, except for a small scheme in France (Indemnites de fin carriere) which provides for lump sum benefits on retirement. The Fund and Scheme account for virtually all of the UK and over 95% of worldwide assets, contributions and members of the Group's defined benefit schemes.

The charges for pension costs for the schemes within the Group under the statement of standard accounting practice (SSAP) 24 were:

	2002 £m	2002 £m	2001 £m	2001 £m
Defined benefit schemes				
The Fund – Regular pension costs	8		7	
– Amortisation of surplus	(3)	5	(3)	4
The Scheme – Regular pension costs	6		6	
– Amortisation of surplus	(2)	4	(2)	4
Other UK and Overseas schemes		1		0
		10		8
Defined contribution schemes		8		6
		18		14

The actuarial value of the combined assets of the Fund and Scheme at 31 December 2001, the date of the last full actuarial valuation, was £506m, sufficient to cover 111% of the accrued members benefits.

The surpluses of the Fund and Scheme based on this valuation are being amortised over 11 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 2002 was 12.7%.

The major assumptions used by the actuaries of the defined benefit schemes under SSAP24 were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.00%
Rate of growth in dividend income	4.00%	Rate of return on investment	8.00%
Rate of interest applied to discount liabilities	8.00%	Rate of increase in salaries, excluding promotional increases	6.00%

Following the continued decline in equity markets the actuary of the Fund and Scheme has conducted a preliminary review from which the actuarial value of the combined assets at 31 December 2002 have been established at £463m, sufficient to cover 85% of the accrued members' benefits with the average expected remaining service lives of the members increasing to 12 years. The pension contribution rate was revised to 15.4% with effect from September 2002.

All of the defined benefit schemes are valued under the projected unit method. As the Fund and Scheme are effectively closed to new members, the current service costs will increase as the age profile of active members rises.

The major assumptions used by the actuaries of the defined benefit schemes under FRS 17 Retirement Benefits were:

	2002 Fund and Scheme %	2002 USA %	2001 Fund and Scheme %	2001 USA %
Inflation	2.5	3.0	2.5	4.0
Rate of increase in salaries, excluding promotional increases	4.0	5.0	4.0	6.0
Rate of increase in pensions in payment and deferred pensions	3.0	–	3.0	–
Rate used to discount liabilities	5.5	7.3	5.8	7.5

34. Pension Costs continued

	Value 2002 £m	Longer term rate of return expected 2002 % p.a.	Value 2001 £m	Longer term rate of return expected 2001 % p.a.
Market value of the assets of the Fund and Scheme and the expected rate of return were:				
Equities	**371**	**8.0**	485	8.0
Bonds	**55**	**5.0-6.0**	65	5.0-6.0
Properties	**37**	**7.5**	41	8.5
Purchased annuities*	**293**	**5.5**	270	5.8
Other investments	**0**	**–**	4	–
	756		865	
Market value of the assets of the USA scheme and the expected rate of return	**6**	**8.5**	9	8.0
Total market value of assets	**762**		874	
Actuarial value of liabilities	**(866)**		(801)	
UK	**(101)**		73	
USA	**(3)**		–	
Total gross (deficit)/surplus	**(104)**		73	
Related deferred tax asset/(liability)	**31**		(22)	
Net pension (liability)/asset	**(73)**		51	

** The purchased annuities use the same yield as has been used in establishing the liabilities.*

If the above amounts had been recognised in the financial statements, of the net pension liability £19m (2001: £13m asset) would have been charged against (2001, credited to) the FFA in accordance with the guidelines contained in the draft insurance SORP the shareholders' net assets and profit and loss account would have been as follows:

	2002 £m	2001 £m
Shareholders' net assets excluding pension (liability)/asset	**3,184**	2,877
Pension (liability)/asset	**(54)**	38
Net assets including pension asset	**3,130**	2,915
Profit and loss account excluding pension (liability)/asset	**2,116**	2,601
Net pensions (deficit)/surplus	**(54)**	38
Profit and loss account including pension (liability)/asset	**2,062**	2,639

34. Pension Costs continued

The following UK amounts would have been recognised in the performance statements in the year to 31 December 2002 under the requirements of FRS 17:

	2002 £m
Operating profit:	
Current service cost	(11)
Other finance income	
Expected return on pension scheme assets	47
Interest on pension scheme liabilities	(35)
Net return	12
Amounts included within the statement of total recognised gains and losses (STRGL)	
Actual return less expected return on pension scheme assets	(122)
Experience gains and losses arising on the scheme liabilities	(10)
Change in assumptions underlying the present value of the scheme liabilities	(8)
Actuarial loss recognised in the STRGL	(140)
Movement in surplus/(deficit) during the year	
Surplus in scheme at beginning of the year	73
Movement in year:	
– Current service cost	(15)
– Contributions	9
– Other finance income	16
– Actuarial loss	(184)
Deficit in scheme at end of year	(101)

The UK actuarial valuation at 31 December 2002 showed a deficit of £101m, a decrease of £174m from the previous year's surplus of £73m. No improvements in benefits were made in 2002 and contributions increased to £9m. In the current investment market, it has been agreed with the trustees that the level of contributions will be maintained at least at their present level.

Details of experience gains and losses for the year to 31 December 2002	2002 £m	2002 %	
Difference between the expected return and actual return on scheme assets	(161)	(21.3)	% of scheme assets
Experience gains and losses on scheme liabilities	(13)	(1.6)	% of present value of scheme liabilities
Actuarial loss recognised in the STRGL	(140)	(16.3)	% of present value of scheme liabilities

Supplementary Financial Statements

Achieved Profits Basis

Table of Contents

Consolidated Profit and Loss Account – Achieved Profits Basis

Year ended 31 December 2002

	Note	2002 £m	2001 Restated £m
Profit from continuing operations			
UK life and pensions	6(a)	**501**	532
International life and pensions			
– USA		**50**	67
– Netherlands		**23**	18
– France		**7**	16
	6(a)	**80**	101
		581	633
Institutional fund management		**92**	76
General insurance		**46**	37
Other operational income		**(24)**	1
		695	747
Profit from discontinued operations			
Other operational income – Banking		**4**	4
Operating profit		**699**	751
Variation from longer term investment return		**(1,174)**	(688)
Change in equalisation provision		**(5)**	(6)
Effect of economic assumption changes		**(6)**	(3)
Profit on sale of discontinued operations		**36**	8
(Loss)/profit on ordinary activities before tax		**(450)**	62
Tax credit/(charge) on (loss)/profit on ordinary activities		**27**	(98)
Loss for the financial period		**(423)**	(36)
Dividends payable		**297**	261
		p	p
Dividend per share		**4.78**	4.67
Earnings per share:	8		
– based on operating profit from continuing operations after tax		**8.50**	9.84
– based on loss for the financial period		**(7.21)**	(0.64)
Diluted earnings per share:			
– based on operating profit from continuing operations after tax		**8.28**	9.36
– based on loss for the financial period		**(7.21)**	(0.64)

Consolidated Balance Sheet – Achieved Profits Basis

As at 31 December 2002

	Note	2002 £m	2001 Restated £m
Assets			
Investments		**32,442**	34,464
Assets held to cover linked liabilities		**69,723**	70,982
Long term in-force business asset	3	**1,916**	2,147
Other assets		**4,489**	2,783
		108,570	110,376
Liabilities			
Shareholders' funds	6(d)	**5,061**	4,994
Fund for future appropriations		**516**	1,845
Technical provisions			
– Technical provisions for linked liabilities		**69,413**	70,848
– Other long term business provisions		**30,679**	28,536
– General insurance provisions		**345**	336
		100,437	99,720
Borrowings		**1,589**	1,642
Bank customer deposits		**–**	1,043
Other creditors		**967**	1,132
		108,570	110,376

Supplementary Financial Statements

1. Basis of Preparation

These statements have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers. This methodology sets out a more realistic method for recognising shareholders' profits from long term business.

These supplementary financial statements have been audited by PricewaterhouseCoopers LLP (see Independent Auditors' Report) and prepared in conjunction with our consulting actuaries – Tillinghast Towers-Perrin and, in the USA, Milliman USA.

2. Description of Methodology

The objective of Achieved Profits (AP) is to provide shareholders with more realistic information on the financial position and current performance than that provided by the Modified Statutory Solvency (MSS) basis.

The methodology requires an attribution of assets of an insurance company, as reported in the statutory solvency accounts, between those backing long term insurance contracts (backing assets) and the residual assets. The method accounts for:

(i) insurance contracts and their backing assets on an AP basis; and

(ii) residual assets on the MSS basis adopted in the primary accounts.

The AP methodology recognises as profit the total of:

(i) the cash transfers to the residual assets from the insurance contracts and backing assets, as determined following a statutory solvency valuation; and

(ii) the movement over the year in the present value of the expected future cash flows to the residual assets from insurance contracts in force at the year end and their backing assets.

The present value is determined by using a risk discount rate set by reference to assumed future investment returns.

The backing assets cover:

(i) long term business provisions calculated in accordance with local supervisory requirements; and

(ii) a further amount, the distribution of which to shareholders is regarded as encumbered.

Cash flow projections are determined using realistic assumptions of each component of cash flow for each policy group. Future economic and investment assumptions are based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio and assumes an investment return on reinvestment of surplus cash flows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

Detailed actuarial cash flow assumptions on, inter alia, mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually distributed.

Allowance for risk is made by:

(i) a risk margin incorporated in the cash flow discount rate;

(ii) the cash flow deferrals generated by financing the backing assets; and

(iii) a specific assumption on asset default.

3. Long Term In-force Business Asset and Embedded Value

The shareholders' funds on the AP basis are derived from the methodology in Note 2. They comprise shareholders' funds on the MSS basis, less the value included for purchased interests in long term business, plus the long term in-force business asset.

The embedded value (EV) is the sum of this shareholder net worth and the value of the in-force business. Shareholder net worth attributable to the long term business is the further amount of backing assets regarded as encumbered, in addition to the longer term business provision plus any residual assets in insurance subsidiaries which do not have a long term fund.

4. Cost of Capital

In respect of UK life and pensions, regulatory capital for new business is provided by assets backing the with-profits fund or by the shareholder net worth. The shareholder net worth is included in the EV at a discounted value for assets identified as backing assets. It is therefore not necessary to allow separately for the cost of regulatory capital in the calculation of the contribution from new business. For international and UK managed pension funds businesses, the contribution from new business reflects an appropriate allowance for the cost of regulatory capital.

5. Analysis of Profit

Operating profit is identified at a level which reflects an assumed longer term level of investment return. The contribution to operating profit in a period is attributed to four sources: new business; the management of in-force business; development costs; and shareholder net worth. Further profit contributions arise from the actual investment return differing from the assumed long term investment return – the investment return variances – and from the effect of economic assumption changes.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate represents a target return, so that a positive contribution from new business is the value created in excess of that required to meet the target. New business contributions are calculated using year end EV assumptions.

The contribution from in-force business reflects:

(i) the expected return – the discount earned from the value at the start of the year;

(ii) the experience variances – the variance in the actual experience from that assumed; and

(iii) operating assumption changes – the effects of changes in assumptions, other than changes in economic assumptions. These changes are made as at the end of the year and include risk margin changes.

Development costs are those associated with investment in building a new enterprise or unusual development activity over a defined period.

The contribution from shareholder net worth comprises the increase in EV, based on assumptions at the start of the year in respect of:

(i) backing assets in excess of long term business provisions – the unwind of the discount; and

(ii) residual assets – the expected investment return.

Investment return variances represent the effect of investment performance and changes to investment policy in respect of shareholder net worth and in-force business compared with EV assumptions at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, including associated changes to valuation bases, beyond the control of management, to the extent that they are reflected in revised assumptions.

Supplementary Financial Statements

6. Segmental Analysis of Results

(a) Contribution from long term business

	Life and pensions							
	UK		International		UK managed pension funds*		Total	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Contribution from:								
– New business	**211**	183	**38**	34	**32**	27	**281**	244
– In-force business								
– expected return	**264**	242	**46**	45	**15**	14	**325**	301
– experience variances**	**(25)**	43	**(18)**	(5)	**14**	20	**(29)**	58
– operating assumption changes**	**(105)**	(33)	**1**	11	**16**	11	**(88)**	(11
– Development costs	**(3)**	(26)	**–**	–	**(1)**	(2)	**(4)**	(28
– Shareholder net worth	**159**	123	**13**	16	**7**	–	**179**	139
Operating profit	**501**	532	**80**	101	**83**	70	**664**	703
Investment return variances	**(1,045)**	(579)	**(18)**	(15)	**(48)**	(31)	**(1,111)**	(625
Effect of economic assumption changes	**(14)**	2	**8**	(5)	**0**	0	**(6)**	(3
(Loss)/profit before tax	**(558)**	(45)	**70**	81	**35**	39	**(453)**	75
Attributed tax	**56**	(64)	**(25)**	(29)	**(10)**	(13)	**21**	(106
(Loss)/profit after tax	**(502)**	(109)	**45**	52	**25**	26	**(432)**	(31

* Included in the Institutional fund management result of £92m (2001: £76m).

** UK life and pensions business in 2002 includes the impact of improvements in annuitant mortality and other related demographic assumption changes (negative £140m).

(b) Components of embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Value of in-force business	**2,153**	2,439	**408**	394	**132**	136	**2,693**	2,969
Shareholder net worth*	**1,734**	1,993	**233**	239	**130**	116	**2,097**	2,348
EV	**3,887**	4,432	**641**	633	**262**	252	**4,790**	5,317

* For the UK life and pensions business, Shareholder net worth comprises the Shareholder Retained Capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (2001: £502m) but excludes the net liabilities of £11m (2001: net assets of £68m) of the UK long term fund (LTF) operational subsidiaries.

(c) Embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
At 1 January	**4,432**	3,868	**633**	578	**252**	134	**5,317**	4,580
Exchange rate movements	**–**	–	**(36)**	6	**–**	–	**(36)**	6
	4,432	3,868	**597**	584	**252**	134	**5,281**	4,586
(Loss)/profit after tax	**(502)**	(109)	**45**	52	**25**	26	**(432)**	(31)
Capital movements*	**214**	920	**(1)**	(1)	**–**	116	**213**	1,035
Distributions	**(257)**	(247)	**–**	(2)	**(15)**	(24)	**(272)**	(273)
At 31 December	**3,887**	4,432	**641**	633	**262**	252	**4,790**	5,317

* Capital movements for 2002 comprise an increase in subordinated debt capital of £100m together with £114m representing proceeds from the sale of Legal & General Bank Limited attributable to the SRC (2001: increase in subordinated debt capital of £355m and £580m representing the residual net asset values of the LTF subsidiaries sold less net capital invested in operational subsidiaries of £15m).

6. Segmental Analysis of Results continued

(d) Shareholders' funds

	2002 £m	2001 Restated £m
EV of life and pensions businesses		
UK*	**3,887**	4,432
USA	**486**	492
Netherlands	**87**	74
France	**68**	67
	4,528	5,065
Institutional fund management**	**293**	284
	4,821	5,349
General insurance	**101**	91
Banking	**–**	93
Corporate funds***	**139**	(539)
	5,061	4,994

* Including £602m (2001: £502m) of intra-group subordinated debt capital attributed to the SRC.

** Including £262m (2001: £252m) net assets of UK managed pension funds business.

*** Corporate funds includes the convertible debt of £516m (2001: £515m), the senior debt of £602m (2001: £502m) which has been onlent to the LTF and the net proceeds of £788m from the 2002 Rights Issue.

7. Reconciliation of Movements in Shareholders' Funds

	2002 £m	2001 Restated £m
At 1 January	**4,994**	5,267
Loss for the financial period	**(423)**	(36)
Exchange losses	**(5)**	(1)
Dividends	**(297)**	(261)
Increase in share capital/share premium	**792**	5
Goodwill written back on sale of Fairmount Group plc	**–**	20
At 31 December	**5,061**	4,994
comprising:		
Shareholders' funds on the MSS basis	**3,184**	2,877
Long term in-force business asset	**1,916**	2,147
Less: Purchased interests in long term business included on the MSS basis	**(39)**	(30)
Shareholders' funds on the AP basis	**5,061**	4,994

8. Earnings per share

Earnings per share have been calculated in accordance with FRS 14, Earnings per share, using the weighted average number of ordinary shares in issue and the profits for the financial year. Following the adoption of FRS 19 and the Rights Issue in October 2002, the 2001 figures have been restated.

Supplementary Financial Statements

9. Assumptions

UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the fixed interest gilt assumption. The economic assumptions were:

	2002 %p.a.	2001 %p.a.
Investment return		
– Gilts:		
Fixed interest	4.5	5.0
RPI linked	4.4	5.0
– Non Gilts:		
Fixed interest	4.9 – 5.8	5.4 – 6.3
RPI linked	4.8 – 5.3	5.1 – 5.8
– Equities and property	7.1	7.6
Risk discount rate (after tax)	7.0	7.5
Inflation		
– Expenses/earnings	3.3	3.5
– Indexation	2.3	2.5

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.20% p.a. (2001: 0.15% p.a.), other than for certain government-supported securities where no such allowance is made.

ii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iii) Capital reported as transferred into the LTF since 1996, in the form of subordinated debt capital and any remaining excess consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2001: 20 years).

v) Development costs relate to the new strategic administration systems and, in 2001, the start up costs relating to the Barclays strategic alliance.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

vii) The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products, including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on externally published data. For end 2002, male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection SC for experience and projection MC for statutory reserving. Female annuitant mortality is assumed to improve in accordance with CMI Report No.17.

ix) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent and their value is included as premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing up is the corporation tax rate of 30% (2001: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the MSS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

UK managed pension funds

The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after 10 years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

Key assumptions are:	2002 %p.a.	2001 %p.a.
USA		
Reinvestment rate	4.8	6.5
Risk discount rate (after tax)	6.4	7.6
Europe		
Government bond return	4.5	5.0
Risk discount rate (after tax)	8.0	8.5

10. Alternative Assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property returns on the UK life and pensions EV and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equity/ property returns £m
Effect on embedded value at 31 December 2002	3,887	+250	-220	+240
Effect on new business contribution for the period	211	+27	-25	+17

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

Independent Auditors' Report

To the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial information for the year ended 31 December 2002 that comprises the Consolidated Profit and Loss Account – Achieved Profits and Consolidated Balance Sheet – Achieved Profits and the relevant notes 1 to 10 which has been prepared in accordance with the Achieved Profits basis set out in Note 1 and which should be read in conjunction with the audited financial statements prepared on the modified statutory solvency basis.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including the financial statements prepared on the modified statutory solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out in the Independent Auditors' Report to the members of Legal & General Group Plc. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 18 February 2003, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis. We also report to you if we have not received all the information and explanations we require for our audit of the supplementary financial information. This report, including the opinion, has been prepared for and only for the Company in accordance with our letter of engagement dated 18 February 2003 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We also read the other information in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the supplementary financial information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion

In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis set out in Note 1.



PricewaterhouseCoopers LLP
Chartered Accountants
London, 26 February 2003

Notice of Annual General Meeting

Notice is hereby given that the 24th Annual General Meeting of Legal & General Group Plc will be held at The Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Wednesday, 30 April 2003 at 11.30 a.m. for the following purposes:

1. To receive and consider the Report and Accounts for the year ended 31 December 2002.
2. To declare a final dividend of 3.25p per ordinary 2.5p share.
3. By separate resolutions to re-elect the following as Directors of the Company who are retiring by rotation:

   (a) B.H. Asher

   (b) B.C. Hodson

   (c) A.W. Palmer

   (d) R.A. Phipps

   and to elect the following director who has been appointed since the last Annual General Meeting:

   T.C. Parker

To consider and, if thought fit, to pass the following resolutions, which will be proposed as Ordinary Resolutions:

4. Ordinary Resolution
That PricewaterhouseCoopers LLP be reappointed as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the Directors.

5. Ordinary Resolution
To approve the Directors' Report on Remuneration as set out on pages 26 to 31 of the Report and Accounts.

6. Ordinary Resolution
That the Directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of that Act) up to an aggregate nominal amount of £8,127,831, being 5% of the issued share capital of the Company as at 31 December 2002, in substitution for all previous such authorities, provided that this authority shall (unless renewed) expire on the conclusion of the Annual General Meeting of the Company to be held in 2004, except that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority.

To consider and, if thought fit, to pass the following resolutions, which will be proposed as Special Resolutions

7. Special Resolution
That, subject to the passing of resolution No.6, the Directors of the Company be and they are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of that Act) under the authority conferred by resolution No.6 as if Section 89(1) of that Act did not apply, provided that this authority shall be limited to:

(a) the allotment of equity securities in connection with a Rights Issue in favour of shareholders where the equity securities are offered to each shareholder in the same proportion (as nearly as may be) to the number of shares held by each shareholder (subject to such exclusions or other arrangements as the Directors of the Company may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of, any recognised regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £8,127,831 being 5% of the issued share capital of the Company as at 31 December 2002 and shall expire fifteen months following the passing of this resolution or, if earlier, on the conclusion of the Annual General Meeting of the Company to be held in 2004 except that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

8. Special Resolution
That the Directors of the Company be and they are hereby granted, pursuant to Article 7 of the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, general and unconditional authority to make market purchases of any of its ordinary shares upon, and subject to, the following conditions:

(a) the maximum number of ordinary shares in the Company hereby authorised to be acquired is 325,113,232 shares, being 5% of the issued share capital of the Company as at 31 December 2002;

(b) the minimum price which may be paid for each ordinary share is 2.5p;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are purchased; and

(d) the authority hereby conferred shall (unless renewed) expire on the conclusion of the Annual General Meeting to be held in 2004 except that the Company may at any time prior to the expiry of such authority enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after the expiry of such authority.

By Order of the Board

David Binding
Group Secretary
26 February 2003
Registered Office:
Temple Court,
11 Queen Victoria Street,
London EC4N 4TP.

Notes

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member. A proxy card is enclosed and, to be effective, must be delivered to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not later than 11.30 a.m. on 28 April 2003.

(2) Details of all proxy votes will be available for inspection immediately prior to and during the Annual General Meeting.

(3) Copies of executive directors' service contracts and the register of Directors' share interests kept pursuant to Section 325 of the Companies Act 1985 are available for inspection during normal working hours at the registered office and for 15 minutes prior to and at the Annual General Meeting.

(4) Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 28 April 2003 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 6.00 p.m. on 28 April 2003 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(5) Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

Financial Calendar

Ex dividend date	2 April 2003
Annual General Meeting	30 April 2003
Payment of Final Dividend for 2002 (to members registered on 4 April 2003)	1 May 2003
Publication of Half Year Results for 2003 and Declaration of Interim Dividend	24 July 2003
Ex dividend date	10 September 2003
Payment of Interim Dividend for 2003 (to members registered on 12 September 2003)	1 October 2003

Five Year Financial Review – Modified Statutory Solvency

Consolidated Profit and Loss Account

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Life and pensions business	421	414	364	321	292
Institutional fund management	50	41	59	46	43
General insurance	46	37	20	25	19
Other operational income	(24)	1	41	25	1
Operating profit	493	493	484	417	355
Profit/(loss) from discontinued operations	4	4	3	(2)	7
Profit on sale of discontinued operations	36	8	–	–	308
Premium on repurchase of Euroconvertible bonds	–	–	–	–	(92
Shareholder Retained Capital contribution	(571)	(550)	30	260	(195
Change in equalisation provision	(5)	(6)	(6)	(5)	(5
Variation from longer term investment return	(63)	(63)	(13)	6	28
(Loss)/profit on ordinary activities before tax	(106)	(114)	498	676	406
Tax (charge)/credit	(74)	(30)	(181)	(89)	1
Dividends	(297)	(261)	(243)	(212)	(185
Retained (loss)/profit	(477)	(405)	74	375	222

New business

	2002	2001	2000	1999	1998
Life and pensions – Annual	412	374	320	307	255
Life and pensions – Single	2,881	2,975	2,118	2,068	1,546
Investment business	15,572	14,165	13,417	14,029	12,182

Gross premium income

	2002	2001	2000	1999	1998
Life and pensions	4,804	4,799	3,828	3,616	3,018
General insurance	328	285	259	221	209

Consolidated Balance Sheet

	2002	2001	2000	1999	1998
Investments	102,165	105,446	105,755	100,071	76,779
Other assets	4,528	2,813	2,426	2,135	1,809
Total assets	106,693	108,259	108,181	102,206	78,588
Share capital/premium	1,068	276	271	260	253
Profit and loss account	2,116	2,601	2,916	2,825	2,447
Shareholders' funds	3,184	2,877	3,187	3,085	2,700
Technical provisions and FFA	100,953	101,565	101,939	96,459	73,156
Borrowings	1,589	1,642	571	426	460
Creditors and other provisions	967	2,175	2,484	2,236	2,272
Total liabilities	106,693	108,259	108,181	102,206	78,588

Share Statistics

	p	p	p	p	p
Earnings per share – operating profit after tax	5.88	6.29	6.25	5.91	4.51
Dividend per share	4.78	4.67	4.32	3.79	3.32
Market price at 31 December	96.0	145.8	169.2	154.9	178.8

Figures from 1998 to 2000 have not been restated in respect of FRS 19, Deferred tax.

Earnings per share, dividend per share and market price figures have been restated for comparative purposes to reflect the share split in 1999 and the Rights Issue in 2002.

Five Year Financial Review – Achieved Profits

Consolidated Profit and Loss Account

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Life and pensions business					
– UK	**501**	532	454	412	352
– USA	**50**	67	45	58	38
– Netherlands	**23**	18	17	14	9
– France	**7**	16	24	15	14
	581	633	540	499	413
Institutional fund management	**92**	76	82	102	76
General insurance	**46**	37	20	25	19
Other operational income	**(24)**	1	41	25	1
Operating profit	**695**	747	683	651	509
Profit/(loss) from discontinued operations	**4**	4	3	(2)	13
Profit on sale of discontinued operations	**36**	8	–	–	180
Variation from longer term investment return	**(1,174)**	(688)	(314)	673	121
Change in equalisation provision	**(5)**	(6)	(6)	(5)	(5)
Effect of economic assumption changes	**(6)**	(3)	26	(23)	(95)
Premium on repurchase of Euroconvertible bonds	**–**	–	–	–	(92)
(Loss)/profit on ordinary activities before tax	**(450)**	62	392	1,294	631
Tax credit/(charge)	**27**	(98)	(149)	(295)	(127)
Dividends	**(297)**	(261)	(243)	(212)	(185)
Retained (loss)/profit	**(720)**	(297)	0	787	319

Consolidated Balance Sheet

	2002	2001	2000	1999	1998
Investments	**102,165**	105,446	105,755	100,071	76,779
Long term in-force business asset	**1,916**	2,147	2,135	2,216	1,806
Other assets	**4,489**	2,783	2,378	2,084	1,768
Total assets	**108,570**	110,376	110,268	104,371	80,353
Shareholders' funds	**5,061**	4,994	5,274	5,250	4,465
Fund for future appropriations	**516**	1,845	4,331	5,814	4,240
Technical provisions	**100,437**	99,720	97,608	90,645	68,916
Creditors	**2,556**	3,817	3,055	2,662	2,732
Total liabilities	**108,570**	110,376	110,268	104,371	80,353

Share Statistics

	p	p	p	p	p
Earnings per share – operating profit after tax	**8.50**	9.84	8.89	8.69	6.65

Earnings per share figures have been restated for comparative purposes to reflect the share split in 1999 and the Rights Issue in 2002.

Building

Shareholder Information

Shareholders at 31 December 2002

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2002 are:

	Shareholders Number	Shareholders %	Shares Number	Shares %
Category of Shareholder				
Individuals	37,701	67.7	458,399,615	7.1
Banks	29	0.0	17,063,072	0.3
Nominee companies	16,028	28.8	5,788,295,905	89.0
Insurance companies and pension funds	28	0.0	66,807,615	1.0
Limited companies	1,495	2.7	100,667,550	1.5
Other corporate bodies	436	0.8	71,030,884	1.1
	55,717	100.0	6,502,264,641	100.0

	Shareholders Number	%	Shares Number	%
Range of Holdings				
1 – 20,000	47,258	84.8	235,714,678	3.6
20,001 – 100,000	6,476	11.6	258,042,170	4.0
100,001 – 500,000	1,136	2.1	242,200,797	3.7
500,001 and over	847	1.5	5,766,306,996	88.7
	55,717	100.0	6,502,264,641	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed final dividend for 2002, payable on 1 May 2003, is 4 April 2003 and the shares will trade ex-dividend on the London Stock Exchange from 2 April 2003.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, was 7.996p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares.

Should you wish to participate in the DRIP in respect of the final dividend to be paid on 1 May 2003, a completed and signed DRIP mandate form should be received by the Registrars no later than 11 April 2003. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2002 Results Presentation: An audio recording of the presentation given to analysts and fund managers by David Prosser, Group Chief Executive and Andrew Palmer, Group Director (Finance), and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneral.com. A full copy of the announcement, sent to the London Stock Exchange on 27 February 2003, can also be viewed on the shareholder site.

You can now view your Legal & General shareholding on the internet by visiting:

www.shareview.co.uk

Any queries about your shareholding?
Phone the dedicated shareholder helpline:
0870 600 3954

SEAQ page 45351
Topic page 273

Legal & General Group Plc
Temple Court,
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group subsidiaries are fully authorised as appropriate under the Financial Services and Markets Act in respect of their authorities in the United Kingdom

This annual report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests

Published by Black Sun Plc
020 7736 0011.
Photography by George Brookes
Printed by Royle Corporate Print

Shareholder Loyalty

OUR COMMITMENT TO YOU AND YOUR FAMILY INCLUDING PARENTS, CHILDREN, BROTHERS, SISTERS AND YOUR PARTNER OR SPOUSE.



1% CASHBACK

ON OUR LOW COST RANGE OF UNIT TRUST BASED ISAs FOR LUMP SUM INVESTMENTS OF £500 OR MORE[1], INCLUDING:

- UK INDEX-TRACKING
- EUROPEAN INDEX-TRACKING
- CORPORATE BOND
- HIGH INCOME
- GLOBAL TECHNOLOGY INDEX-TRACKING
- GLOBAL HEALTH AND PHARMACEUTICALS INDEX-TRACKING
- GLOBAL 100 INDEX-TRACKING
- ETHICAL
- FUND SUPERMARKET CHOOSE FROM OVER 70 FUNDS FROM DIFFERENT PROVIDERS

2% CASHBACK

ON ACTIVELY MANAGED ISAs FOR LUMP SUM INVESTMENTS OF £500 OR MORE[1]

10% DISCOUNT

OFF STANDARD TERM ASSURANCE PREMIUMS[3]

15% DISCOUNT

OFF STANDARD BUILDINGS AND CONTENTS ANNUAL PREMIUMS[2]

PLEASE QUOTE 5775 2

15% DISCOUNT

OFF PRIVATE MEDICAL INSURANCE PREMIUMS[4]



Legal & General

FOR MORE INFORMATION ON OTHER OFFERS CALL THE SHAREHOLDER FREEPHONE NUMBER

0500 65 55 55

Offers are available to shareholders of Legal & General Group Plc who are resident in the UK for tax purposes and who hold Legal & General Group Plc ordinary shares. 1 ISAs supplied by Legal & General (Portfolio Management Services) Limited. **2** Buildings and Contents Insurance supplied by Legal & General Insurance Limited, members of the General Insurance Standards Council and the Association of British

20

02



Legal & General Group Plc
Temple Court
[illegible] Queen Victoria Street